Exhibit 99.1

GERDAU S.A.

Consolidated financial statements

as of December 31, 2011 and 2010

and for each of the three years in the period

ended December 31, 2011

prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB

and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the accompanying consolidated balance sheets of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gerdau S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board — IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

March 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gerdau S.A.

Rio de Janeiro, Brazil

We have audited the internal control over financial reporting of Gerdau S.A. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company´s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in  accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Auditores Independentes

Porto Alegre, Brazil

March 27, 2012

Management’s Annual Report on Internal Controls over Financial Reporting

The management of Gerdau S.A. is responsible for the implementation, effectiveness and maintenance of an effective system of internal control over the Consolidated Financial Statements as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control is a process designed to provide reasonable assurance regarding the reliability and the preparation of the Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over Consolidated Financial Statements as of December 31, 2011, based on the criteria established in “Internal Control — Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, Management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective.

The Company’s independent registered public accounting firm during 2011, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of the Company’s internal control over the financial statements. That report is included herein.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	Note	2011	2010
CURRENT ASSETS
Cash and cash equivalents	4	1,476,599	1,061,034
Short-term investments
Held for Trading	4	3,095,359	1,105,902
Available for sale	4	6,290	9,559
Trade accounts receivable - net	5	3,602,748	3,153,027
Inventories	6	8,059,427	6,797,785
Tax credits	7	815,983	586,056
Unrealized gains on financial instruments	15	140	783
Other current assets		262,603	231,798
		17,319,149	12,945,944

NON-CURRENT ASSETS
Long-term investments	4	—	26,797
Tax credits	7	389,035	401,222
Deferred income taxes	8	1,547,967	1,579,011
Related parties	18	111,955	35,037
Unrealized gains on financial instruments	15	—	5,529
Judicial deposits	17	713,480	493,502
Other non-current assets		201,989	177,143
Prepaid pension cost	19	533,740	437,072
Advance for capital increase in jointly-controlled entity	10	65,254	—
Investments in associates and jointly-controlled entities	10	1,355,291	1,264,520
Other investments		19,366	19,002
Goodwill	11	9,155,789	8,158,098
Other Intangibles	12	1,273,708	1,176,823
Property, plant and equipment, net	9	17,295,071	16,171,560
		32,662,645	29,945,316

TOTAL ASSETS		49,981,794	42,891,260

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	Note	2011	2010
CURRENT LIABILITIES
Trade accounts payable		3,212,163	1,783,274
Short-term debt	13	1,715,305	1,577,968
Debentures	14	41,688	115,069
Taxes payable	16	591,983	524,967
Payroll and related liabilities		617,432	475,237
Dividends payable	21	136,391	90,289
Unrealized losses on financial instruments	20	314	—
Environmental liabilities	15	31,798	29,191
Other current liabilities		429,927	425,905
		6,777,001	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	13	11,182,290	12,360,056
Debentures	14	744,245	616,902
Related parties	18	6	722
Deferred income taxes	8	1,858,725	2,270,849
Unrealized losses on financial instruments	15	5,013	92,476
Provision for tax, civil and labor liabilities	17	907,718	645,375
Environmental liabilities	20	36,621	42,902
Employee benefits	19	1,089,784	834,471
Put options on non-controlling interest	15.f	533,544	516,706
Other non-current liabilities		327,044	341,286
		16,684,990	17,721,745

EQUITY	22
Capital		19,249,181	15,651,352
Treasury stocks		(237,199)	(161,405)
Legal reserve		407,615	307,329
Stock option		36,339	22,700
Other reserves		(701,399)	(1,884,002)
Retained earnings		6,242,932	5,534,468
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		24,997,469	19,470,442

NON-CONTROLLING INTERESTS		1,522,334	677,173

EQUITY		26,519,803	20,147,615

TOTAL LIABILITIES AND EQUITY		49,981,794	42,891,260

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2011, 2010 and 2009

In thousands of Brazilian reais (R$)

	Note	2011	2010	2009

NET SALES	23	35,406,780	31,393,209	26,540,050

Cost of sales	28	(30,298,232)	(25,873,476)	(22,305,550)

GROSS PROFIT		5,108,548	5,519,733	4,234,500

Selling expenses	28	(603,747)	(551,547)	(429,612)
General and administrative expenses	28	(1,797,937)	(1,805,914)	(1,714,494)
Reversal of impairment (impairment) of assets	27	—	336,346	(1,072,190)
Restructuring costs		—	—	(150,707)
Other operating income	28	195,015	207,320	190,157
Other operating expenses	28	(85,533)	(100,840)	(101,810)
Equity in earnings of unconsolidated companies	10	62,662	39,454	(108,957)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,879,008	3,644,552	846,887

Financial income	29	455,802	295,563	436,236
Financial expenses	29	(970,457)	(1,097,633)	(1,286,368)
Exchange variations, net	29	51,757	104,364	1,060,883
Gain and losses on financial instruments, net	29	(65,438)	12,392	(26,178)

INCOME BEFORE TAXES		2,350,672	2,959,238	1,031,460

Income and social contribution taxes
Current	8	(519,843)	(642,306)	(303,272)
Deferred	8	266,747	140,447	276,320

NET INCOME		2,097,576	2,457,379	1,004,508

ATTRIBUTABLE TO:
Owners of the parent		2,005,727	2,142,488	1,121,966
Non-controlling interests		91,849	314,891	(117,458)
		2,097,576	2,457,379	1,004,508

Basic earnings per share - preferred and common	22	1.22	1.50	0.79

Diluted earnings per share - preferred and common	22	1.22	1.50	0.79

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2011, 2010 and 2009

In thousands of Brazilian reais (R$)

		2011		2010		2009
Net income for the year		2,097,576		2,457,379		1,004,508
Other comprehensive income
Net unrealized (Losses) Gains on defined benefit pension plan, gross of tax of R$ (64,847), R$ (81,813) and R$ 6,565, respectively		(234,647)		(259,637)		16,244
Other comprehensive income from associates and jointly-controlled entities		107,534		(17,724)		(373,719)
Cumulative translation adjustment		1,806,947		(613,472)		(4,185,285)
Unrealized (Losses) Gains on net investment hedge, gross of tax of R$ (71,843), R$ 0 and R$ 0.		(788,007)		130,750		893,700
Cash flow hedges
Unrealized (Losses) Gains, gross of tax of R$ (8,530), R$ (24,545) and R$ 69,745, respectively	(22,156)		(75,532)		257,537
Reduced by: reclassification adjustments of gains included in net income, gross of tax of R$ 29,970, R$ 13,226 and R$ (16,188), respectively	77,844	55,688	47,217	(28,315)	(55,729)	201,808
Unrealized (Losses) Gains on available for sale securities, gross of tax of R$ (499), R$ 392 and R$ 5,929, respectively		(1,513)		1,153		17,966
Income tax relating to components of other comprehensive income		115,749		92,740		(66,051)

Total comprehensive income (loss) for the year, net of tax		3,159,327		1,762,874		(2,490,829)

Total comprehensive income (loss) attributable to:
Owners of the parent		3,023,414		1,427,440		(1,295,269)
Non-controlling interests		135,913		335,434		(1,195,560)
		3,159,327		1,762,874		(2,490,829)

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2011, 2010 and 2009

in thousands of Brazilian reais (R$)

	Attributed to parent company’s interest
						Other reserves
						Gains and
						losses on	Gains and
						available for	losses on net	Gains and	Cumulative
		Treasury		Stock	Retained	sale	investment	losses on	translation	Total parent	Non-controlling	Total
	Capital	stocks	Legal reserve	options	earnings	securities	hedge	derivatives	adjustment	company’s interest	interests	Shareholder’s Equity
Balance as of January 1, 2009	14,184,805	(122,820)	144,062	1,426	4,841,602	(9,452)	(634,050)	(117,063)	1,877,992	20,166,502	4,877,076	25,043,578
2009 Changes in Equity
Net income	—	—	—	—	1,121,966	—	—	—	—	1,121,966	(117,458)	1,004,508
Other comprehensive income recognized in the year	—	—	—	—	40,107	11,404	893,700	94,916	(3,457,362)	(2,417,235)	(1,078,102)	(3,495,337)
Total comprehensive income recognized in the year	—	—	—	—	1,162,073	11,404	893,700	94,916	(3,457,362)	(1,295,269)	(1,195,560)	(2,490,829)
Stock option expenses recognized in the year	—	—	—	10,001	—	—	—	—	—	10,001	—	10,001
Stock option exercised during the year	—	11,054	—	(2,409)	—	—	—	—	—	8,645	—	8,645
Gain in treasury stock sellings	—	—	—	—	782	—	—	—	—	782	—	782
Dividends/interest on capital	—	—	—	—	(419,066)	—	—	—	—	(419,066)	(186,237)	(605,303)
Destinations proposed to the general assembly	—	—	56,143	—	(56,143)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	17,533	—	—	—	—	17,533	(31,363)	(13,830)
Effect of the IAS 29 (Financial Reporting in Hyperinflationary Economies) adoption	—	—	—	—	31,264	—	—	—	—	31,264	612	31,876
Put options	—	—	—	—	—	—	—	—	—	—	32,792	32,792
Treasury stocks	—	(12,919)	—	—	—	—	—	—	—	(12,919)	—	(12,919)
Balance as of December 31, 2009	14,184,805	(124,685)	200,205	9,018	5,578,045	1,952	259,650	(22,147)	(1,579,370)	18,507,473	3,497,320	22,004,793
2010 Changes in Equity
Net income	—	—	—	—	2,142,488	—	—	—	—	2,142,488	314,891	2,457,379
Other comprehensive income recognized in the year	—	—	—	—	(170,961)	754	130,750	(11,586)	(664,005)	(715,048)	20,543	(694,505)
Total comprehensive income recognized in the year	—	—	—	—	1,971,527	754	130,750	(11,586)	(664,005)	1,427,440	335,434	1,762,874
Capital increase by issuance of shares	1,466,547	—	—	—	—	—	—	—	—	1,466,547	—	1,466,547
Effects of interest increase in subsidiaries	—	—	—	—	(1,734,517)	—	—	—	—	(1,734,517)	(3,084,172)	(4,818,689)
Fair value adjustment on issuance of shares	—	—	—	—	443,173	—	—	—	—	443,173	—	443,173
Stock option expenses recognized in the year	—	—	—	15,667	—	—	—	—	—	15,667	—	15,667
Losses in treasury stock sellings	—	—	—	—	(994)	—	—	—	—	(994)	—	(994)
Stock option exercised during the year	—	22,527	—	(1,985)	—	—	—	—	—	20,542	—	20,542
Dividends/interest on capital	—	—	—	—	(629,692)	—	—	—	—	(629,692)	(134,369)	(764,061)
Destinations proposed to the general assembly	—	—	107,124	—	(107,124)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	14,050	—	—	—	—	14,050	41,996	56,046
Put options	—	—	—	—	—	—	—	—	—	—	20,964	20,964
Treasury stocks	—	(59,247)	—	—	—	—	—	—	—	(59,247)	—	(59,247)
Balance as of December 31, 2010	15,651,352	(161,405)	307,329	22,700	5,534,468	2,706	390,400	(33,733)	(2,243,375)	19,470,442	677,173	20,147,615
2011 Changes in Equity
Net income	—	—	—	—	2,005,727	—	—	—	—	2,005,727	91,849	2,097,576
Other comprehensive income (loss) recognized in the year	—	—	—	—	(164,916)	(1,010)	(707,466)	33,733	1,857,346	1,017,687	44,064	1,061,751
Total comprehensive income (loss) recognized in the year	—	—	—	—	1,840,811	(1,010)	(707,466)	33,733	1,857,346	3,023,414	135,913	3,159,327
Capital increase by issuance of shares	3,597,829	—	—	—	—	—	—	—	—	3,597,829	—	3,597,829
Effects of interest changes in subsidiaries	—	—	—	—	(435,328)	—	—	—	—	(435,328)	721,261	285,933
Stock option expenses recognized in the year	—	—	—	15,604	—	—	—	—	—	15,604	302	15,906
Stock option exercised during the year	—	9,133	—	(1,965)	—	—	—	—	—	7,168	—	7,168
Dividends/interest on capital	—	—	—	—	(596,733)	—	—	—	—	(596,733)	(20,043)	(616,776)
Destinations proposed to the general assembly	—	—	100,286	—	(100,286)	—	—	—	—	—	—	—
Non-controlling interest on consolidated entities	—	—	—	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—	—	8,063	8,063
Treasury stocks	—	(84,927)	—	—	—	—	—	—	—	(84,927)	(335)	(85,262)
Balance as of December 31, 2011	19,249,181	(237,199)	407,615	36,339	6,242,932	1,696	(317,066)	—	(386,029)	24,997,469	1,522,334	26,519,803

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2011, 2010 and 2009

In thousands of  Brazilian reais (R$)

	Note	2011	2010	2009

Cash flows from operating activities
Net income for the year		2,097,576	2,457,379	1,004,508
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	28	1,771,881	1,893,074	1,745,319
(Reversal) Impairment of assets		—	(336,346)	1,072,190
Restructuring costs		—	—	150,707
Equity in earnings of unconsolidated companies	10	(62,662)	(39,454)	108,957
Exchange variation, net	29	(51,757)	(104,364)	(1,060,883)
Losses / (Gains) on financial instruments, net	29	65,438	(12,392)	26,178
Post-employment benefits		15,882	82,611	33,995
Stock based remuneration		13,974	18,629	22,380
Income tax	8	253,096	501,859	26,952
Loss / (Gain) on disposal of property, plant and equipment and investments		21,006	(20,532)	116,989
Gains on available for sale securities		(28,073)	—	—
Allowance for doubtful accounts	5	42,980	16,018	57,971
Provision (reversal) for tax, labor and civil claims	17	261,024	199,092	(15,886)
Interest income on investments	29	(265,766)	(174,622)	(346,531)
Interest expense on loans	29	828,106	919,594	992,693
Interest on loans with related parties	18	(4,388)	—	—
Provision for net realisable value adjustment in inventory	6	56,999	50,526	36,459
Reversal of net realisable value adjustment in inventory	6	(122,877)	(50,634)	(196,981)
		4,892,439	5,400,438	3,775,017
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable		(203,041)	(660,891)	1,449,678
(Increase) Decrease in inventories		(681,604)	(1,160,419)	3,766,059
Increase (Decrease) in trade accounts payable		1,121,433	110,358	(1,731,878)
(Increase) Decrease in other receivables		(415,192)	176,403	(148,962)
(Decrease) Increase in other payables		(127,854)	(168,962)	203,038
Distributions from jointly-controlled entities		61,150	68,647	41,887
Purchases of trading securities		(6,113,717)	(712,204)	(1,283,438)
Proceeds from maturities and sales of trading securities		4,384,832	2,423,597	1,642,383
Cash provided by operating activities		2,918,446	5,476,967	7,713,784

Interest paid on loans and financing		(726,360)	(796,799)	(1,026,893)
Income and social contribution taxes paid		(482,068)	(541,048)	(336,299)
Net cash provided by operating activities		1,710,018	4,139,120	6,350,592

Cash flows from investing activities
Additions to property, plant and equipment	9	(1,961,379)	(1,288,769)	(1,377,776)
Proceeds from sales of property, plant and equipment, investments and other intangibles		11,473	19,269	64,606
Additions to other intangibles	12	(141,666)	(94,598)	—
Advance for capital increase in jointly-controlled entity		(74,785)	—	—
Payment for business acquisitions, net of cash of acquired entities	3.7	—	(283,110)	(71,068)
Purchases of available for sale securities		(723,285)	(1,371,835)	(2,589,350)
Proceeds from sales of available for sale securities		778,484	1,415,981	2,925,254
Net cash used in investing activities		(2,111,158)	(1,603,062)	(1,048,334)

Cash flows from financing activities
Capital increase		3,874,329	—	—
Purchase of treasury shares		(78,094)	(38,705)	(12,919)
Dividends and interest on capital paid		(550,706)	(1,018,488)	(328,691)
Payment of loans and financing fees		(25,530)	(4,562)	(37,989)
Payments for interest increase in subsidiaries	3.7	—	(2,908,969)	—
Proceeds from loans and financing		1,378,637	3,885,937	4,089,424
Repayment of loans and financing		(3,781,247)	(3,453,158)	(8,469,908)
Intercompany loans, net		(90,325)	39,344	(173,549)
Net cash (used in) provided by financing activities		727,064	(3,498,601)	(4,933,632)

Exchange variation on cash and cash equivalents		89,641	(68,367)	(303,291)

Increase (Decrease) in cash and cash equivalents		415,565	(1,030,910)	65,335
Cash and cash equivalents at beginning of year		1,061,034	2,091,944	2,026,609
Cash and cash equivalents at end of year		1,476,599	1,061,034	2,091,944

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) are engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Company started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, special steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Consolidated Financial Statements of Gerdau S.A and subsidiaries were approved by the Board of Directors on March 27, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

The preparation of the Consolidated Financial Statements in accordance with IFRS requires Management to make accounting estimates. The areas that involve judgment or use of estimates relevant to the Consolidated Financial Statements are stated in Note 2.18. The Consolidated Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and foresting/reforesting assets, which are measured at fair value.

The Company adopted all applicable standards, revision of standards and interpretations issued by IASB and the IFRS Interpretations Committee and that were effective on December 31, 2011.

2.2 — Translation of Foreign Currency Balances

a) Functional and Reporting Currency

The Financial Statements of each subsidiary included in the Company’s consolidation and those used as a basis for accounting for equity investments are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment where it operates. By defining the functional currency of each subsidiary, Management considered which currency significantly influences the sales price of its products and services and the currency in which most of the cost of its production inputs is paid or incurred.

b) Transactions and Balances

For purposes of the Consolidated Financial Statements, the balances of each subsidiary of the Company are converted into Brazilian reais, which is the presentation currency of the Consolidated Financial Statements.

In the preparation of the financial statements of each subsidiary of the Company, transactions in foreign currency, or any other currency than the functional currency of each company, are recorded according to the exchange rates prevailing at the time of each transaction. At the end of each period, monetary items in foreign currencies are converted at the

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

rates prevailing at year end. The non-monetary items measured at fair value determined in foreign currency are converted at the rates prevailing on the date that the fair value was determined. The non-monetary items that are measured at historical cost in a foreign currency must be converted using the prevailing rate in the transaction date.

For presentation of the consolidated financial statements purposes, assets and liabilities of operations abroad are translated into reais using the exchange rates prevailing at year end. The income statement accounts are translated at average exchange rates for the period unless the exchange rates have fluctuated significantly over the period, in which case, we use exchange rates for the dates of transactions. The exchange differences resulting from these conversions, if any, are recorded in comprehensive income and accumulated in equity, being assigned to the non-controlling interests as appropriate.

When there is a write off for an operation abroad (full write off of participation in a foreign operation, loss of control over an investee or a jointly controlled entity that have operations abroad, or loss of significant influence over an affiliate that has an operation in abroad), the accumulated amount of exchange variance, regarding this operation, recorded in equity is reclassified to profit or loss.

c) Group Companies

The results of operations and financial position of all subsidiaries, except the subsidiary located in Venezuela, included in the consolidated financial statements and equity investments with functional currencies different from the reporting currency are translated into the reporting currency as follows:

i)           Assets and liabilities balances are translated at the exchange rate in effect at the date of the Consolidated Financial Statements;

ii)       Income and expenses are translated using the average monthly exchange rates for the year; and

iii)   Translation gains and losses resulting from the above methodology are recognized in Equity, in the Statement of Comprehensive Income, in the account named “Cumulative translation adjustment”.

d) Hyperinflation in Venezuela

As from 2009, Venezuela started to be considered an hyperinflationary economy and in accordance with the standard IAS 29 and IFRIC 7, the financial statements of the subsidiary located in this country have been adjusted so that the amounts are stated in the measurement currency unit of the end of the year, which considers the effects measured by the IPC - Índice de Preços ao Consumidor (Consumer Price Index) of Venezuela, which recorded an accumulated index of 212.5%, since the date of acquisition of the subsidiary in Venezuela by the Company in June 2007, and 70.2% in 2011. The effects of inflation in 2011 were presented in the consolidated statements of income.

For purposes of translation of the subsidiary in Venezuela’s accounting balances to the presentation currency used in its Consolidated Financial Statements, the Company applied the requirements established by the standard IAS 21, where assets, liabilities, income and expenses balances are translated at the exchange rate prevailing at the date of the Consolidated Financial Statements, being all exchange rate differences from translation being recognized in ‘Equity’, and in the Consolidated Statement of Comprehensive Income, in the account named ‘Cumulative translation adjustment’.

2.3 - Financial Assets

a) Cash and Cash Equivalents

Cash and cash equivalents include cash, bank accounts and highly liquid investments with original maturities of 90 days or less and low risk of variation in market value and are stated at cost plus accrued interest.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

b) Short and Long-term Investments

Short and long-term investments are classified into the following categories: held to maturity securities, available for sale securities, and securities reported at fair value through profit and loss with gains and losses included in profit or loss (trading securities). The classification depends on the purpose for which the investment was acquired. When the investment purpose is to earn short-term gains, they are classified as trading securities. When the purpose is to hold the investment until maturity, they are classified as held to maturity securities, provided that Management has the positive intent and financial condition to hold the investment until maturity. When the purpose is none of the other options above, investments are classified as available for sale securities.

When applicable, transaction costs directly related to the acquisition of a financial asset are added to the amount initially recognized, except for trading securities which are categorized as fair value through profit or loss.

Held to maturity securities are recognized at amortized cost and are reported at acquisition cost plus interest, monetary adjustments, and exchange variation, less impairment losses, when applicable, incurred up to the Consolidated Financial Statements date.

Trading securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, as well as variations arising from adjustment to fair value are recognized in the income statement when incurred.

Available for sale securities are stated at fair value. Interest, monetary adjustments, and exchange variation, when applicable, are recognized in income when incurred. The variations arising from adjustment to fair value, except for impairment losses, are recognized in other comprehensive income when incurred. Gains and losses recorded in Equity are recognized in the income statement for the year when these investments are sold or considered not recoverable.

c) Trade Accounts Receivable - Net

Trade accounts receivable are stated at amortized cost, less impairment losses, when applicable, and accounts receivable from foreign customers are adjusted based on exchange rates in effect at the date of the Consolidated Financial Statements. The allowance for doubtful accounts is calculated based on a risk assessment, which considers historical losses, individual situation of each customer and the situation of the economic group to which they belong, applicable collateral and guarantees and legal counsel’s opinion. The allowance is considered sufficient to cover any losses incurred on uncollectible receivables. Information on the breakdown of current and past-due trade accounts receivable and the related allowance for doubtful accounts is provided at note 5.

d) Impairment of Financial Assets

Financial assets are assessed at each balance sheet date for evidence of impairment. They are considered impaired when there is evidence that one or more events have occurred after the initial recognition of the financial asset and such event or events had a negative impact on the estimated future cash flows of the investment.

2.4 — Inventories

Inventories are measured based on the lower of historical cost of acquisition and production and net realizable value. The acquisition and production costs are increased by transport, storage and non-recoverable taxes expenses.

Net realizable value is the estimated sale price in the ordinary course of business less the estimated costs of completion and selling expenses directly related. Information regarding the allowance for adjustments to net realizable value is demonstrated at note 6.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.5 - Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, monetarily adjusted when applicable in accordance with IAS 29, less depreciation, except for land, which is not depreciated, and less impairment losses, when applicable. The Company recognizes monthly as part of the acquisition cost of the property, plant and equipment in process the borrowing costs incurred on loans and financing considering the following capitalization criteria: (a) the capitalization period occurs when the property, plant and equipment item is on construction in process and the capitalization of borrowing costs are ceased when the asset is available for use; (b) borrowing costs are capitalized considering the weighted average rate of loans existing on the capitalization date or a specific rate, in the case of loans to acquire property, plant and equipment; (c) borrowing costs capitalized monthly do not exceed the interest expenses calculated in the period of capitalization; and (d) capitalized borrowing costs are depreciated considering the same criteria and useful life determined for the property, plant and equipment item to which it was capitalized. Forestation/reforestation assets are measured at fair value on the date of financial statements, when fair value can be measured reliably, or at cost in accordance with IAS 41.

Depreciation is calculated under the modified straight-line method at rates that take into consideration the estimated useful lives of the assets, its level of utilization and the estimated residual value of the asset at the end of its useful life.

Subsequent costs are added to the residual value of property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured. The residual value of the replaced item is written off. Other repairs and maintenance are recognized directly in income when incurred.

The estimated residual value of the asset at the end of its useful life and useful life of the assets are reviewed and adjusted, if necessary, at the fiscal year-end.

The net book value of property, plant and equipment is written off immediately when it exceeds its recoverable amount by the amount the net book value exceeds the recoverable amount (note 2.7).

2.6 — Other Intangible Assets

Other intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. Intangible assets consist of carbon emission reduction certificates, and customer contracts and relationships, which represent the capacity to add value of acquired companies based on the relationship with customers. Intangible assets with definite useful lives are amortized taking into consideration their effective use or a method that reflects their economic benefit. The net book value of intangible assets is written off immediately when it exceeds the estimated recoverable amount by the amount the net book value exceeds the recoverable amount (note 2.7).

Intangible assets acquired in a business combination are recorded at fair value, less accumulated amortization and impairment losses, when applicable. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer and supplier relationship intangible asset is amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers and suppliers over time. Intangible assets are reviewed for impairment annually or if events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company reviews the amortization period and amortization method for intangible assets with definite useful lives at the end of each year.

2.7 — Provision for Impairment of Long-Lived Assets and Reversal of Impairment

On the date of each Consolidated Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs to sell and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its estimated useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year in December.

When the carrying amount of the asset exceeds its recoverable amount, the Company reduces the asset’s carrying amount to the recoverable amount.

The reduction to the recoverable amount of assets is recorded in income for the year.

Except for an impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined as if the impairment had not been recorded, as demonstrated at note 27.2.

2.8 — Investments

a) Investments in Subsidiaries

The Company’s consolidated financial statements include the financial statements of Gerdau S.A. and all its subsidiaries. The Company considers that it has control when it directly or indirectly holds a majority of the voting rights in the Shareholders Meetings or has the power to determine the financial and operational policies in order to obtain benefits from its activities. In situations in which the Company in essence holds control of other special purpose entities, even though it does not control a majority of the voting rights, these entities are consolidated under the full consolidation method.

Third parties’ interests in equity and net income of subsidiaries are reported separately in the consolidated balance sheet and in the consolidated statement of income, respectively, under the account “Non-controlling interests”.

For companies acquired after January 1, 2006, which is the Company’s transition date to IFRS, the assets, liabilities, and contingent liabilities of a subsidiary are reported at their respective fair value on the date of acquisition. Any excess of the acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition took place. The non-controlling interests are presented based on the proportion of the fair value of the assets and liabilities identified.

Net income of the subsidiaries acquired or sold during the year is included in the statement of income from the acquisition date or until the sale date, respectively, when applicable. Intercompany transactions and balances are eliminated in the consolidation process. Gains or losses resulting from the transactions among consolidated entities of the Company are also eliminated.

Adjustments are made to the Financial Statements of the subsidiaries whenever necessary in order for them to be in accordance with the respective accounting practices established by the IFRS and adopted by the Company.

b) Investments in Jointly-Controlled Entities

Jointly-controlled entities are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-controlled entities are recognized under the equity method from the date the joint control is acquired. According to this method, investments in jointly-controlled entities are recognized in the consolidated balance sheet at acquisition cost and are adjusted periodically based on the Company’s share in earnings and other variations in

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Equity of these companies. Additionally, the balances of the investments can be reduced due to impairment losses.

Losses in jointly-controlled entities in excess of the investment in these entities are not recognized, except when the Company is contractually obligated or has agreed to reimburse these losses.

Any excess of the acquisition cost of an investment over the net fair value of assets, liabilities and contingent liabilities of a jointly-controlled entity on the respective acquisition date of the investment is recorded as goodwill. Goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition takes place.

Furthermore, dividends received from these companies are recorded as a reduction in the value of the investments.

Gains and losses on transactions with jointly-controlled entities are eliminated against the value of the investment in these jointly-controlled entities proportionately to the Company’s interest.

c) Investments in Associate Companies

An associate company is one over which the Company exercises significant influence by participating in the decisions related to its financial and operational policies, but over which it does not have control or joint control of its policies.

Investments in associate companies are recorded under the equity method. According to this method, investments in associate companies are recognized in the consolidated balance sheet at cost and are adjusted periodically for the share in their earnings against gains and losses on financial assets and other variations in net assets acquired. Additionally, investments can be adjusted to recognize impairment losses.

Losses on associate companies in excess of the investment in these entities are not recognized, except when the Company has agreed to cover these losses.

Any excess of the acquisition cost of an investment over the net fair value of the assets, liabilities, and contingent liabilities of the associate company on the respective acquisition date of the investment is recorded as goodwill. The goodwill is added to the value of the respective investment and its recovery is analyzed annually as an integral part of the investment. When the acquisition cost is less than the fair value of the net assets identified, the difference is recorded as a gain in the statement of income for the year in which the acquisition takes place.

Furthermore, dividends received from these companies are recorded as a decrease in the value of the investments.

Gains and losses on transactions with associate companies are eliminated proportionately to the Company’s interest against the value of the investment in these associate companies.

2.9 — Financial Liabilities and Equity Instruments

a) Classification as Debt or Equity

Debt or equity instruments are classified in accordance with the substance of the contractual terms.

b) Short and Long-Term Debts

Short and Long-Term Debts are stated at amortized cost.

They are stated net of transaction costs, and are subsequently measured at the amortized cost using the effective interest method.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

c) Equity Instruments

An equity instrument is based on a contract that evidences a residual interest in the assets of an entity after deducting its liabilities.

d) Derivative Instruments and hedge

The Company enters into derivative financial instruments mainly to manage its exposure to fluctuation in interest rates and exchange rates. The Company measures its derivative financial instruments based on quoted prices for similar assets, which are the fair value of the financial instruments on the date of the Consolidated Financial Statement.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge or a net investment hedge are recorded in the statement of comprehensive income.

The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or exercised, the cumulative unrealized gain or loss, which had been recognized in the statement of comprehensive income, is reclassified immediately in the statement of income. Additionally, changes in the fair value of financial instruments not characterized as hedge are recognized in the financial expense or financial income accounts in the Income Statement.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in the statement of comprehensive income, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of income.

The potential cash payments related to put options issued by the Company over the equity of subsidiaries are accounted under account “Put options on non-controlling interest”. The amount that may become payable under the option on exercise is initially recognized at fair value and are subsequently measured in order to accrete the liability up to the date on which it becomes exercisable. The charge arising is recorded as a financial expense in the statement of income. In the event that the option expires unexercised, the liability is derecognized with a corresponding adjustment to equity.

2.10 — Current and Deferred Income and Social Contribution Taxes

Current income and social contribution tax expense is calculated in conformity with current tax laws in effect at the date of the financial statements in the countries where the Company’s subsidiaries, associates and jointly-controlled entities operate and generate taxable income. Management periodically evaluates positions taken in relation to tax matters which are subject to interpretation and recognizes a provision when there is an expectation of payment of income tax and social contribution as tax bases.

Current tax is the tax payable or receivable on the expected taxable income or loss for the year, at the tax rates effective at the date of the financial statements.

Deferred income and social contribution taxes are recognized for differences between assets and liabilities recognized for tax purposes and related amounts recognized in the Consolidated Financial Statements. However, deferred income and social contribution taxes are not recognized if they arise at the initial recognition of assets and liabilities from operations that do not affect the tax bases, except in business combinations. Deferred income and social contribution taxes are determined based on the tax rates and laws in effect at the date of the Consolidated Financial Statements and applicable when the respective income and social contribution taxes be realized.

Deferred income and social contribution tax assets are recognized only to the extent that it is probable that there will be taxable income for which temporary differences and tax losses can be utilized.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Deferred income tax and social contribution assets are reviewed at each closing date and will be reduced to the extent that their realization is not more likely than not.

The expense for income tax and social contribution taxes comprises current and deferred taxes. Current tax and deferred tax is recognized in income unless they are related to business combination, or items directly recognized in equity or in other comprehensive income.

Deferred tax is recognized related to temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the corresponding amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets and liabilities in a transaction other than a business combination and that do not affect neither accounting books nor taxable profit or loss, and differences associated with investments in subsidiaries and controlled entities when it is probable that they do not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on initial recognition of goodwill. Deferred tax is measured at the tax rates expected to apply to temporary differences when they reverse, based on the laws that were enacted or substantively enacted as of the date of submission of the financial statements.

An income and social contribution tax asset is recognized for tax losses, tax credits and deductible temporary differences not used when it is probable that future profits subject to taxation will be available against which will be used.

The Company only recognizes a provision on tax issues if a past event leads to a present obligation. The Company determines whether a present obligation exists at the year end and taking into consideration all available evidence, including, for example, the opinion of legal advisors. The Company also considers whether it is probable that there will be an outflow of assets and a reliable estimate can be made of the amount of the obligation.

2.11 — Employee Benefits

The Company has several employee benefit plans including pension and retirement plans, health care benefits, profit sharing, bonus, and share-based payment, as well as other retirement and termination benefits. The main benefit plans granted to the Company’s employees are described at notes 19 and 24.

The actuarial obligations related to the pension and retirement benefits and the actuarial obligations related to the health care plans are recorded based on actuarial calculations performed every year by independent actuaries, using the projected unit credit method, net of the assets that fund the plan, when applicable, and the related costs are recognized over the employees’ vesting period. Any employee benefit plan surpluses are also recognized up to the probable amount of reduction in future contributions of the plans’ sponsor.

The projected unit credit method considers each period of service as a triggering event of an additional benefit unit, which is accrued to calculate the total obligation. Other actuarial assumptions are also used such as estimates of the increase of healthcare costs, demographical and economic hypotheses and, also, historical costs and employee contributions.

Actuarial gains and losses arising from adjustments and changes in actuarial assumptions of the pension and retirement benefit plans and actuarial obligations related to the health care plan are recognized directly in the Statement of Comprehensive Income as described at Note 19. The Company believes that the recognition of actuarial gains and losses in comprehensive income provides a better presentation of these changes in the consolidated financial statements when considered as a whole.

2.12 - Other Current and Non-current Assets and Liabilities

They are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and monetary adjustments (liabilities), when applicable.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.13 — Related-Party Transactions

Loan agreements between the entities in Brazil and abroad within the Company are adjusted by contracted charges plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions as stated in contracts between the parties.

2.14 — Dividend Payment

Dividend payments are recognized as liabilities at the time dividends are approved by the shareholders of Gerdau S.A. The bylaws of Gerdau S.A. specify dividends of not less than 30% of the annual income; therefore, Gerdau S.A. records a provision at year-end for the minimum dividend amount that has not yet been paid during the year up to the limit of the mandatory minimum dividend described above.

2.15 — Revenue Recognition

Sales revenues are presented net of taxes and discounts. Taxes on sales are recognized when sales are invoiced and discounts on sales are estimated and recognized when known. Revenues from sales of products are recognized when the sales amount is reliably measured, the Company no longer has control over the goods sold or any other responsibility related to its ownership, the costs incurred or that will be incurred related to the transaction can be reliably measured, it is more likely than not that the economic benefits will be received by the Company, and the risks and benefits of the products have been fully transferred to the buyer. The related costs of freight are included in cost of sales.

2.16 - Investments in Environmental Protection

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to the Company is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are adjusted to present value using a rate of 7% per year.

2.17 — Lease Contracts

Leases are classified as finance leases whenever the terms of lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Payments made on operational lease contracts are charged to income on a straight-line basis over the period of the lease.

2.18 - Use of Estimates

The preparation of the Consolidated Financial Statements requires estimates to record certain assets, liabilities and other transactions. To make these estimates, Management used the best information available on the date of preparation of the Consolidated Financial Statements and the experience of past and/or current events, also considering assumptions related to future events. The Consolidated Financial Statements include, therefore, estimates for the determination of useful lives of property, plant and equipment (note 9), estimates of the recoverable amount of long-lived assets (note 27), with respect to the need and the amount of provisions for tax, civil and labor liabilities (note 17), for the determination of income taxes (note 8), in determining the fair value of financial instruments (assets and liabilities)  and other instruments (note 15), estimates in selecting interest rates, expected return on assets, mortality tables and expectations for salary increases in long-term postretirement benefits  (note 19), and  estimates when selecting the valuation model and inputs used in measuring share-based compensation (note 24). Actual results could differ from those estimates.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.19 - Business Combinations

a) Step-acquisitions in which control is obtained

When a business combination is achieved in stages, the interest previously held by the Company in the acquired entity is remeasured at fair value at acquisition date (i.e. the date when the Company acquires the control) and the resulting gain or loss, if any, is recognized in profit or loss. The amounts of interests on the acquired company before the acquisition date that was recognized in “Other comprehensive income” are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

b) Acquisitions in which control is obtained initially

Acquisitions of businesses are accounted under the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given and liabilities incurred or assumed and equity instruments issued by the Group in exchange for the control of the acquired business entity. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholder’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Expenses related to the acquisition are recognized in the income statement when incurred.

Contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the ‘provisional period’ (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognized in profit or loss.

c) Increases/decreases in non-controlling interests

In prior years, in the absence of specific requirements in IFRS, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate.

Currently, the impact of increases and decreases in interests in subsidiaries that do not involve loss of control are accounted for within equity, with no impact on goodwill or profit or loss.

Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company is accounted for within equity.

d) Loss of control of a subsidiary

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the Company derecognizes all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date that control is lost. This fair value is reflected in the calculation of the gain or loss on disposal attributable to the parent, and becomes the initial carrying amount for subsequent accounting for the retained interest under IAS 28, IAS 31 or IAS 39.

2.20 — Restructuring Provision

A restructuring provision is recognized when the Company has a detailed restructuring plan approved and the restructuring was already initialized or been publically announced. Future operational losses provisions are not recognized.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2.21 - Application of Judgment and Critical Accounting Policies when Preparing Consolidated Financial Statements

Critical accounting policies are those that are both (a) important to present the financial position and results of operations and (b) require Management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates that impact matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become even more subjective and complex. In the preparation of the Consolidated Financial Statements, the Company has relied on variables and assumptions derived from historical experience and various other factors that it deems reasonable and relevant. Although these estimates and assumptions are reviewed by the Company in the normal course of business, the presentation of its financial position and results of operations often requires making judgments regarding the effects of inherently uncertain matters on the carrying value of its assets and liabilities. Actual results may differ from estimates based on different variables, assumptions or conditions. In order to provide an understanding of how the Company forms its judgments about future events, including the variables and assumptions underlying the estimates, comments have been included that relate to each critical accounting policy described below:

a) Deferred Income and Social Contribution Tax

The liability method of accounting (according to the concept described in IAS 12) for income taxes is used for deferred income and social contribution taxes arising from temporary differences between the book value of assets and liabilities and their tax bases. The amount of the deferred income and social contribution tax asset is revised at each Consolidated Financial Statement date and reduced by the amount that is no longer probable of being realized based on future taxable income. Deferred income and social contribution tax assets and liabilities are calculated using tax rates applicable to taxable income in the years in which those temporary differences are expected to be realized. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded.

The realization of deferred tax assets for tax loss carryforwards are supported by projections of taxable income based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and expectation of continuous profitability and estimated the recovery of deferred tax assets over future years. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their estimate of realization.

b) Pension and Post-Employment Benefits

Actuarial gains and losses are recorded in the period in which they are originated and are recorded in the statement of comprehensive income.

The Company recognizes its obligations related to employee benefit plans and related costs, net of plan assets, in accordance with the following practices:

i)                 The cost of pension and other post-employment benefits provided to employees is actuarially determined using the projected unit credit method and management’s best estimate of expected investment performance for funded plans, salary increase, retirement age of employees and expected health care costs. The discount rate used for determining future benefit obligations is an estimate of the interest rate in effect at the balance sheet date on high-quality fixed-income investments with maturities that match the expected maturity of obligations.

ii)             Pension plan assets are stated at market value.

iii)         Gain and losses related to the curtailment and settlement of the defined benefit plans are recognized when the curtailment or settlement occurs and they are based in actuarial evaluation done by independent actuaries.

In accounting for pension and post-retirement benefits, several statistical and other factors that attempt to anticipate future events are used to calculate plan expenses and liabilities. These factors include discount rate assumptions,

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

expected return on plan assets, future increases in health care costs, and rate of future compensation increases. In addition, actuarial computation other factors whose measurement involves judgment are used such as withdrawal, turnover, and mortality rates.  The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

c) Environmental Liabilities

The Company records provisions for environmental liabilities based on best estimates of potential clean-up and remediation costs for known environmental sites. The Company has a team of professionals to manage all phases of its environmental programs. These professionals develop estimates of liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates and changes in facts and circumstances may result in material changes in environmental provisions.

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records as current and noncurrent liabilities in the account ‘Environmental liabilities’, based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites. The Company used assumptions and estimates for determining the estimated amount, which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company is compliant with all the applicable environmental regulations in the countries where it operates (note 20).

d) Derivative Financial Instruments

The Company measures its derivative financial instruments based on quoted prices for similar assets, which are the fair value of the financial instruments on the date of the Consolidated Financial Statements. Intense volatility in the foreign exchange and interest rate markets in Brazil has caused, in certain periods, significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of swaps and other financial instruments over a short period of time. The fair value recognized in its Consolidated Financial Statements may not necessarily represent the amount of cash that the Company would receive or pay, as applicable, if the Company would settle the transactions on the Consolidated Financial Statements date.

e) Useful Lives of Long-Lived Assets

The Company recognizes depreciation of its long-lived assets based on estimated useful lives, which are based on industry practices and prior experience and reflect economic lives of long-lived assets. However, actual useful lives can vary based on technological update of each unit. Useful lives of long-lived assets also affect impairment tests of those long-lived assets, when required.

The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material.

f) Fair Value of Unquoted Derivative Financial Instruments

The Company has entered into financial instruments in connection with some of its acquisitions, which involve commitments to acquire shares from non-controlling interests of the acquired companies, or grant of put options to some non-controlling interests to sell to the Company their shares. Such derivatives are recorded on the Company’s balance sheet in the account ‘Put options on non-controlling interest’ (note 15.f), and the determination of this value involves a series of estimates that can materially impact its final result. The Company estimates the fair value of the companies

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

whose shares the Company is committed to acquire using criteria established in each contract, which are in line with practices observed in the market for estimating fair value of unquoted instruments.

g) Valuation of Assets Acquired and Liabilities Assumed in Business Combinations

During the last several years, as described at note 3, the Company has made certain business combinations. According to IFRS 3(R), effective for business combinations that have occurred after the IFRS transition date, the Company should allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their fair value estimated on the date of acquisition. Any difference between the cost of the acquired entity and the fair value of the assets acquired, liabilities assumed is recorded as goodwill. The Company exercises significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing these assets and liabilities, and estimating their remaining useful life. The valuation of these assets and liabilities is based on assumptions and criteria that, in some cases, include estimates of future cash flow discounted at the appropriate rates. The use of valuation assumptions includes discounted cash flows estimates or discount rates and may result in estimated values that are different from the assets acquired and liabilities assumed.

The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to complete the purchase price allocation and estimate the fair value of acquired assets and liabilities. However, if actual results are not consistent with estimates and assumptions considered, the Company may be exposed to losses that could be material.

h) Impairment Test of Assets with definite and indefinite useful life

There are specific rules to assess the impairment of long-lived assets, especially property, plant and equipment, goodwill and other intangible assets. On the date of each Financial Statement, the Company performs an analysis to determine if there is evidence that the carrying amount of long-lived assets is impaired. If such evidence is identified, the recoverable amount of the assets is estimated by the Company.

The recoverable amount of an asset is determined as the higher of: (a) its fair value less estimated costs of sale and (b) its value in use. The value in use is measured based on discounted cash flows (before taxes) derived from the continuous use of the asset until the end of its useful life.

Regardless of whether or not there is any indication that the carrying amount of the asset may not be recovered, the balances of goodwill arising from business combination and assets with indefinite useful life are tested for impairment at least once a year, in December.

When the residual carrying value of the asset exceeds its recoverable amount, the Company recognizes a reduction in this asset’s book balance.

For assets recorded at cost, the reduction in recoverable amount must be recorded in income for the year. If the recoverable amount of an asset is not determined individually, the recoverable amount of the business segment to which the asset belongs is analyzed.

Except for the impairment of goodwill, a reversal of previously recorded impairment losses is allowed. Reversal in these circumstances is limited up to the amount of depreciated balance of the asset at the date of the reversal, determined considering as if the impairment had not been recorded.

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, including discounted cash flow for units with goodwill allocated and comparing the book value with the recoverable amount of the assets.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Recoverability of goodwill is evaluated based on the analysis and identification of facts and circumstances that can indicate the necessity to anticipate the test that is performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected on an interim period, then the test is anticipated. In December 2011, the Company carried out goodwill impairment tests for all of its operating segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and that take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The tests carried out did not identify any new impairment to the Company’s goodwill as well as other assets with indefinite useful life.

Goodwill that forms part of the carrying amount of an investment in an associate or in a jointly-controlled entity is not separately recognized and it is not tested for impairment separately. Instead, the entire carrying amount of the investment in an associate or in a jointly-controlled entity is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. An impairment loss recognized in those circumstances is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or jointly-controlled entity. Accordingly, any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The recoverability review process is subjective and requires significant judgments through analysis performed. The determination of the value in use of the Company’s operating segments, based on projected cash flows may be negatively impacted if the economy global recovery happens slowly than expected during the preparation of financial statements in December 2011.

2.22 - New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were published and/or reviewed and have their optional or compulsory adoption beginning on January 1, 2011. The Company’s assessment of the impact that these new procedures and interpretations were as follows:

Current standards and interpretation of standards

IAS 32 — IFRS Classification of Rights Issues: Amendment to IAS 32

In October 2009, the IASB revised IAS 32, which deals with contracts that will or may be settled in the entity’s own equity instruments and establish that rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments. This change is effective for years beginning on or after February 1, 2010. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

IFRS 1 and IFRS 7— Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters

In January 2010, the IASB amended IFRS 1 and IFRS 7, which deal with aspects of comparative information disclosure of financial instruments. These changes are effective for years beginning on or after July 1, 2010. The adoption of these changes did not have an impact in the Company’s Consolidated Financial Statements.

IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments

In November 2009, the IFRIC issued the interpretation IFRIC 19, which deals with the issuance of equity instruments by an entity to its creditor with the objective of settling financial liabilities. This interpretation is effective for years beginning on or after July 1, 2010. The adoption of this interpretation did not have an impact in the Company’s Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

IFRIC 14 — Prepayments of a Minimum Funding requirement — Amendments to IFRIC 14

In November 2009, the IFRIC amended interpretation IFRIC 14, which is applied in limited circumstances when an entity is subject to minimum funding requirements and performs a payment of contributions in advance to cover these requirements. These changes are effective for years beginning on or after January 1, 2011. The adoption of these changes did not have an impact in the Company’s Consolidated Financial Statements.

IFRS Annual improvements of May 2010

In May 2010, the IASB revised various standards and interpretations as follows: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The change in the standard IFRS 3 is effective for years beginning on or after July 1, 2010. The other changes in standards are effective for years beginning on or after January 1, 2011. The effects related to the adoption of these changes did not impact the Company Consolidated Financial Statements.

Standards and Interpretations of standards not yet in force

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the impacts from the adoption of this standard and possible differences compared to IAS 39.

IFRS 7 — Disclosure - Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity’s financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IFRS 1 — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters

In December 2010, the IASB revised IFRS 1. The change of IFRS 1 provides guidelines to first-time adopters, which are located in countries with hyperinflationary economy and also removes fixed dates with the objective of avoiding the treatment of transactions that occurred before the date of transition to IFRSs. The revised standard is effective for annual reporting periods beginning on or after July 1, 2011. The Company understands that these changes will not impact its Consolidated Financial Statements since it already adopted IFRS 1.

IAS 12 — Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB revised the standard IAS 12. This change in the IAS 12 includes aspects related to the determination of the expected way of deferred assets and liabilities income tax recovery when an investment property is measured through the fair value model of IAS 40. This revision in the standard is effective for annual periods beginning on or after January 1, 2012. The Company understands that these changes will not impact its Consolidated Financial Statements.

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard is effective for annual

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 27 — Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change in IAS 27 deals with aspects related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepare separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this change will not impact its Consolidated Financial Statements since separate financial statements are not presented.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 deals with aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 19 — Employee Benefits

In June 2011, the IASB revised IAS 19. The most significant modification refers to recognizing the changes on defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and fair value of plan assets as they occur, and therefore the elimination of the “corridor approach” allowed in the previous version of IAS 19 and the advanced recognition of past service costs. Additionally, the amendments require that all actuarial gains and losses are recognized immediately through other comprehensive income so that the net asset or liability of the pension plan is recognized on its Consolidated Financial Statements to reflect the full amount of the plan deficit or surplus. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued the IFRIC 20. This interpretation deals with aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this interpretation on its Consolidated Financial Statements.

IFRS 9 e IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company is evaluating the impact of the adoption of these amendments in its Consolidated Financial Statements.

IFRS 7 — Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

In December 2011, the IASB revised IFRS 7. The amendment of this standard addresses disclosure issues related to the offsetting of financial assets and liabilities including rights and evaluates its effects. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

NOTE 3 - CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include Gerdau S.A. and its subsidiaries.

3.1 - Subsidiaries

Listed below are the main interests in consolidated subsidiaries, as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

		Equity Interests
		Total capital (*)			Voting capital
Consolidated company	Country	2011	2010	2009	2011	2010	2009
Gerdau GTL Spain S.L.	Spain	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Steel North America Inc.	Canada	100.00	100.00	66.32	100.00	100.00	66.32
Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100.00	100.00	66.32	100.00	100.00	66.32
Gerdau Açominas S.A.	Brazil	93.98	93.98	93.98	93.99	93.99	93.98
Gerdau Aços Longos S.A. and subsidiary (2)	Brazil	93.96	93.96	93.96	93.97	93.97	93.97
Gerdau Steel Inc.	Canada	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Holdings Inc. and subsidiary (3)	USA	100.00	100.00	100.00	100.00	100.00	100.00
Paraopeba - Fixed-income investment fund (4)	Brazil	82.56	75.88	95.20	82.56	75.88	95.20
Corporación Sidenor S.A. and subsidiaries (5)	Spain	60.00	60.00	60.00	60.00	60.00	60.00
Gerdau América Latina Participações S.A.	Brazil	94.22	94.22	94.22	94.22	94.22	94.22
Axol S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Chile Inversiones Ltda. and subsidiaries (6)	Chile	99.99	99.99	100.00	99.99	99.99	100.00
Gerdau Aços Especiais S.A.	Brazil	95.94	94.35	94.35	95.95	94.36	94.35
Gerdau Hungria Holdings Limited Liability Company and subsidiaries (7)	Hungary	98.98	98.84	98.75	98.98	98.84	98.75
Gerdau Comercial de Aços S.A.	Brazil	95.59	95.58	95.58	95.59	95.59	95.59
Aramac S.A.	Uruguay	100.00	100.00	100.00	100.00	100.00	100.00
GTL Equity Investments Corp.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	86.66	86.66	86.66	86.66	88.66	86.66
Diaco S.A. and subsidiaries (8)	Colombia	99.57	99.36	99.34	99.57	99.36	99.34
Gerdau GTL México, S.A. de C.V. and subsidiaries (9)	Mexico	100.00	100.00	100.00	100.00	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	97.73	97.06	97.06	100.00	99.73	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Laisa S.A.	Uruguai	100.00	100.00	100.00	100.00	100.00	100.00
Sipar Gerdau Inversiones S.A.	Argentina	99.99	92.75	92.75	99.99	92.75	92.75
Sipar Aceros S.A. and subsidiary (10)	Argentina	99.96	99.96	99.63	99.96	99.96	99.63
Siderúrgica del Pacífico S.A.	Colombia	98.32	98.32	98.29	98.32	98.32	98.29
Cleary Holdings Corp.	Colombia	100.00	100.00	50.90	100.00	100.00	50.90
Sizuca - Siderúrgica Zuliana, C. A.	Venezuela	100.00	100.00	100.00	100.00	100.00	100.00
GTL Trade Finance Inc.	British Virgin Islands	100.00	100.00	100.00	100.00	100.00	100.00
Gerdau Trade Inc.	British Virgin Islands	100.00	100.00	—	100.00	100.00	—
Gerdau Trade II Inc.	Cayman Islands	100.00	100.00	—	100.00	100.00	—
Maco Holdings Ltda. (11)	Brazil	—	—	100.00	—	—	100.00
GTL Financial Corp. (12)	Netherlands	—	—	100.00	—	—	100.00
Aços Villares S.A. (13)	Brazil	—	—	58.50	—	—	58.50

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel US Inc., GNA Partners, Pacific Coast Steel Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., TAMCO Steel, Chaparral Steel Company.

(2) Subsidiary: Gerdau Açominas Overseas Ltd.

(3) Subsidiary: Gerdau MacSteel Inc.

(4) Fixed-income investment fund managed by JP Morgan.

(5) Subsidiaries: Sidenor Industrial S.L., Sidenor y Cia, Sociedad Colectiva, Sidenor I+D S.A., Forjanor S.L., Corporación Sidenor S.A. y Cía., Sidenor Calibrados S.L.

(6) Subsidiaries: Aza Participaciones S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Distribuidora Matco S.A., Aceros Cox Comercial S.A., Salomon Sack S.A., Matco Instalaciones Ltda. e Trefilados Bonati S.A., Cerney Holdings Ltd., Indac Colômbia S.A..

(7) Subsidiaries: LuxFin Participation S.L. and Bogey Holding Company Spain S.L..

(8) Subsidiaries: Ferrer Ind. Corporation and Laminados Andinos S.A.

(9) Subsidiaries: Siderúrgica Tultitlán, S.A.de C.V., Sidertul S.A. de C.V., Arrendadora Valle de México, S.A. de C.V. e GTL Servicios Administrativos México, S.A. de C.V.

(10) Subsidiary: Siderco S.A.

(11) The subsidiary Maco Holdings Ltd started to be presented as an associate Company, as described in note 3.3.

(12) The subsidiary GTL Financial Corp. was closed in 2010.

(13) The subsidiary Aços Villares S.A. was merged by Gerdau S.A.

As operation result of the sales option described in the note 15.f, the Company recognizes 100% as its interest in Corporación Sidenor, instead of the 60% described in the table above.

3.2 - Jointly-Controlled Entities

Listed below are the interests in jointly-controlled entities:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

		Equity Interests
		Total capital(*)			Voting capital
Jointly-controlled entities	Country	2011	2010	2009	2011	2010	2009
Gallatin Steel Company	USA	50.00	50.00	50.00	50.00	50.00	50.00
Bradley Steel Processors	Canada	50.00	50.00	50.00	50.00	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00	50.00	50.00	50.00	50.00
Gerdau Corsa, S.A.P.I de C.V.	Mexico	50.00	50.00	50.00	50.00	50.00	50.00
Kalyani Gerdau Steel Ltd.	India	80.57	73.22	56.81	80.57	73.22	56.81

(*) The equity interests reported represents the ownership percentage directly and indirectly held by the investor in the jointly-controlled entity.

Although the Company owns more than 50% of Kalyani Gerdau Steel Ltd., it does not consolidate the Financial Statements of this entity, because of the joint control agreement, which establish rights of shared management of the business with the other partner.

The summarized financial information of the jointly-controlled entities Gallatin Steel Company, Bradley Steel Processors, MRM Guide Rail, Gerdau Corsa, S.A.P.I. de C.V. and Kalyani Gerdau Steel Ltd., accounted for under the equity method, are presented below on a combined basis:

	Joint-controlled entities
	2011	2010
Assets
Current	684,738	468,419
Non-current	746,625	566,490
Total Assets	1,431,363	1,034,909

Liabilities
Current	376,813	155,930
Non-current	428,407	295,497
Adjusted Equity	626,143	583,482
Total Liabilities and Equity	1,431,363	1,034,909

Company’s share of net assets of jointly-controlled entities	311,285	300,547

	2011	2010	2009
Income statement
Net sales	2,183,025	1,813,014	1,288,714
Cost of sales	(1,987,130)	(1,662,143)	(1,230,352)
Gross profit	195,895	150,871	58,362
Selling, general and administrative expenses	(32,633)	(29,722)	(36,596)
Other operating expenses	(34,837)	(80,641)	(88,115)
Income (Loss) before financial income and expenses, and taxes	128,425	40,508	(66,349)
Financial expenses	(54,813)	(25,180)	(87,276)
Income (Loss) before taxes	73,612	15,328	(153,625)
Provision for income and social contribution taxes	7,690	497	22,315
Net income (Loss)	81,302	15,825	(131,310)

Company’s share of net income (loss) of jointly controlled entities	33,259	(13,921)	(57,723)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.3 — Associate companies

Listed below are the interests in associate companies:

		Equity interests
		Total capital (*)			Voting capital
Affiliated companies	Country	2011	2010	2009	2011	2010	2009
Dona Francisca Energética S.A.	Brazil	51.82	51.82	51.82	51.82	51.82	51.82
Armacero Industrial y Comercial S.A.	Chile	50.00	50.00	50.00	50.00	50.00	50.00
Multisteel Business Holdings Corp. and subsidiaries (1)	Dominican Rep.	49.00	49.00	49.00	49.00	49.00	49.00
Corsa Controladora, S.A. de C.V. and subsidiaries (2)	Mexico	49.00	49.00	49.00	49.00	49.00	49.00
Corporación Centroamericana del Acero S.A. and subsidiaries (3)	Guatemala	30.00	30.00	30.00	30.00	30.00	30.00
Maco Holding Ltda.	Brazil	46.58	47,86	—	46.58	47,86	—

(*) The equity interest reported represents the ownership percentage directly and indirectly held by the investor in the associate company.

(1) Subsidiaries: Industrias Nacionales C. by A. (Dominican Rep.), Steelchem Trading Corp. , NC Trading and Industrias Nacionales C. x A., S.A. (Costa Rica).

(2) Subsidiaries: Júpiter Direccional S.A. de C.V., Aceros Ticomán, S.A. de C.V., Centro Técnico Joist, S.A. de C.V., Aceros Corsa, S.A. de C.V., Aceros Ticoregios, S.A. de C.V.

(3) Subsidiaries: Aceros de Guatemala S.A., Indeta S.A., Siderúrgica de Guatemala S.A.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the Financial Statements of this associate because of the veto rights granted to minority shareholders that prevent the Company from fully implementing the decisions in conducting the associate’s business.

The summarized financial information of the associate companies Dona Francisca Energética S.A., Armacero Industrial y Comercial S.A., Multisteel Business Holdings Corp. and subsidiaries, Corsa Controladora S.A. de C.V. and subsidiaries, Corporación Centroamericana del Acero S.A. and subsidiaries, and Maco Holdings Ltd., accounted for under the equity method, are shown on a combined basis as follows:

	Associate Companies
	2011	2010
Assets
Current	1,223,272	885,246
Non-current	1,181,646	1,175,116
Total Assets	2,404,918	2,060,362

Liabilities
Current	586,125	427,446
Non-current	520,311	341,746
Adjusted Equity	1,298,482	1,291,170
Total Liabilities and Equity	2,404,918	2,060,362

Company’s share of net assets of associate companies	632,573	603,892

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009
Income statement
Net sales	1,711,592	1,409,468	1,463,761
Cost of sales	(1,498,336)	(1,213,825)	(1,388,946)
Gross profit	213,256	195,643	74,815
Selling, general and administrative expenses	(92,946)	(81,199)	(101,101)
Other operating income/expenses	29,134	4,578	(1,112)
Income (Loss) before financial income and expenses, and taxes	149,444	119,022	(27,398)
Financial expenses	(14,392)	(14,157)	(37,675)
Income (Loss) before taxes	135,052	104,865	(65,073)
Provision for income and social contribution taxes	(36,749)	(32,498)	(11,232)
Net income (loss)	98,303	72,367	(76,305)

Company’s share of net income (loss) of associate companies	29,403	53,375	(51,234)

3.4 - Goodwill

Goodwill represents the excess of the acquisition cost over the net fair value of the assets acquired, liabilities assumed, and identifiable contingent liabilities of the Company’s subsidiaries, jointly-controlled entities, or associate company at the respective date of acquisition.

Goodwill related to investments in foreign companies is reported in the functional currency of the party acquiring these subsidiaries and translated to Brazilian reais (the Company’s reporting currency) at the exchange rate in effect at the balance sheet date. The exchange rate differences arising from this translation are recorded under the account “Cumulative translation difference” in Equity after the date of transition to IFRS.

Goodwill is recorded as an asset under the accounts “Investments in associates and jointly-controlled entities” and “Goodwill”. Goodwill is not amortized and it is subject to impairment tests annually or whenever there are indications of impairment. Any impairment loss is immediately recorded as a cost in the statement of income and shall not be reversed later. Goodwill related to the Company’s subsidiaries is allocated to the operating segments, which represent the lowest level at which goodwill is monitored by management.

At the time of selling a subsidiary, jointly-controlled entity or associate company, goodwill is included in the determination of the gain or loss.

3.5 - Acquisition of additional interest in subsidiaries and business combinations

Sipar Gerdau Inversiones S.A.

On April 1, 2011, the Company acquired an additional interest of 7.25% in the subsidiary Sipar Gerdau Inversiones S.A.. The total amount of this acquisition, to be paid by February 2015, was US$ 7,590 thousand (R$ 11,941 in the acquisition date) and as a result of this operation, in accordance with the standard IAS 27, the Company recognized in Equity, the amount of R$ 8,085, which is the difference between the purchase price paid and the amount of the non-controlling interest in the net assets acquired.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

3.6 - Total cash paid for the acquisitions in the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Companies / interest acquired
Acquisitions
Maco Metalúrgica Ltd.	—	—	4,200
Tamco	—	283,110	—
Total purchase price considered of acquired companies	—	283,110	4,200
Less: Cash and cash equivalents of acquired companies	—	—	—
	—	283,110	4,200

Interest increase in subsidiaries
Gerdau América Latina Participações S.A.	—	—	66,868
Cleary Holdings Corp.	—	100,100	—
Gerdau Ameristeel	—	2,808,869	—
	—	2,908,969	66,868
Interest increase by issuance of shares
Prontofer Serviços e Construção Ltd.	—	1,322,075	—
Aços Villares S.A.	—	587,645	—
	—	1,909,720	—

Total paid	—	5,101,799	71,068

The Company does not have any other relevant acquisition costs in addition to the amount already paid.

3.7 — Acquisitions during the years ended December 31, 2010, 2009 or 2008 for which accounting at year-end was provisionally determined and was subsequently adjusted

a) Tamco

On October 21, 2010, the Company, through its subsidiary, Gerdau Ameristeel, purchased 100% of the shares of Tamco, a “mini-mill” that produces rebar and is one of the largest producers in the U.S. West Coast. Located in Rancho Cucamonga in California, Tamco is the only producer of long steel products in California and primarily serves the markets of California, Arizona and Nevada.

The Company completed the fair value assessment of the assets and liabilities of Tamco resulting in the recognition of an additional goodwill of R$ 20,032, which has a substantial offsetting entry in line item property, plant and equipment.

The table below shows the fair value measurement of Tamco’s assets and liabilities on the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	75,649	(7,045)	68,604
Property, plant and equipment	69,216	77,506	146,722
Intangible assets	11,365	12,579	23,944
Goodwill	—	110,395	110,395
Non-current assets	558	29	587
Current liabilities	(17,589)	(519)	(18,108)
Non-current liabilities	(18,142)	(30,892)	(49,034)
	121,057	162,053	283,110

Total purchase price paid			283,110

The Company recognized goodwill arising on this acquisition due to the expansion of the Company’s geographic operation in western United States and because it believes it will succeed in integrating the business operations and will generate synergies from the acquisition.

b) Corsa Controladora, S.A. de C.V.

In February 2009, the Company completed the evaluation of the fair value of assets and liabilities of the Company Corsa, S.A. de C.V. allocating part of the goodwill of R$ 0.7 million in the ‘Investment in associates and jointly-controlled entities’ account.

This investment is recorded under the equity method; therefore, the allocation of the fair value of assets and liabilities of the acquired company is not consolidated and has effect only through a reclassification of goodwill originally recognized. Additionally, the amount from the amortization of the fair value allocation will be recognized in income of the Company in the ‘Equity in earnings of unconsolidated companies’ account.

The amount of goodwill on acquisition recorded by the Company was due to the following:

•                  This partnership strengthens the Company presence in the third largest steel consumer market in the Americas and allows the Company to continue to be a consolidator of the global steel industry.

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in purchase prices.

•                  The Company believes it was able to successfully integrate Corsa Controladora, S.A. de C.V. operations and achieve synergies from the acquisition.

c) Gerdau MacSteel Inc.

In March 2009, the Company completed the evaluation of the fair value of assets and liabilities of Gerdau MacSteel Inc., allocating part of the goodwill of R$ 1.7 million during the period.

The following table presents the fair value of the assets and liabilities of Gerdau MacSteel Inc., as of the acquisition date:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Book Value	Acquisition Adjustments	Fair value upon acquisition
Net assets (liabilities) acquired
Current assets	750,404	132,543	882,947
Property, plant and equipment	397,986	455,291	853,277
Intangible assets	33,042	315,249	348,291
Non-current assets	50,400	(1,047)	49,353
Goodwill	11,072	1,582,835	1,593,907
Current liabilities	(588,272)	(313,105)	(901,377)
Non-current liabilities	(95,272)	(297,064)	(392,336)
	559,360	1,874,702	2,434,062

Total purchase price considered			2,434,062

Upon the acquisition, the Company recorded goodwill due to the following:

•                  The rapidly growing global steel industry consolidation has resulted in a significant increase in purchase prices.

•                  Gerdau strengthens its position as a global supplier of special steels (SBQ).

•                  The acquisition of MacSteel will open new opportunities for growth in special long steels in the United States, which is one of the largest and most traditional automotive industry markets in the world. MacSteel produces SBQ and around 80% of its production is intended for the automotive industry.

•                  The Company believes it was able to successfully integrate MacSteel’s operations and achieve synergies from the acquisition

d) Kalyani Gerdau Steel Ltd. (SJK Steel Plant Limited)

In March 2009, the Company completed the measurement of the fair value of assets and liabilities of the Kalyani Gerdau Steel Ltd. and recognized goodwill of R$ 35.0 million.

This investment is recorded under the equity method; therefore, the allocation of the fair value of assets and liabilities of the acquired company is not consolidated and has effect only through a reclassification of goodwill originally recognized.

e) Caños Córdoba S.R.L.

In October 2009, the Company completed the measurement of the fair value of assets and liabilities of the Caños Córdoba S.R.L. allocating part of the goodwill of R$ 2.8 million.

The table below shows the fair value of the assets and liabilities of Caños Córdoba S.R.L., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	12,497	—	12,497
Goodwill	—	5,432	5,432
Property, plant and equipment	1,841	4,342	6,183
Current liabilities	(7,997)	—	(7,997)
Deferred income tax	—	(1,519)	(1,519)
	6,341	8,255	14,596

Total purchase price considered			14,596

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The amount of goodwill on acquisition recorded by the Company was due to the following:

•                  The rapidly growing steel industry consolidation all over the world has resulted in a significant increase in purchase prices.

•                  The Company believes it was able to successfully integrate Caños Córdoba S.R.L. operations and achieve synergies from the acquisition.

f) K.e.r.s.p.e. Empreendimentos e Participações Ltda.

In December 2009, the Company completed the evaluation of the fair value of assets and liabilities of the K.e.r.s.p.e. Empreendimentos e Participações Ltda. allocating goodwill totaling R$ 91.6 million.

The following table presents the fair value of the assets and liabilities of K.e.r.s.p.e. Empreendimentos e Participações Ltda., as of the acquisition date:

	Book Value	Acquisition Adjustments	Fair value upon acquisition

Net assets (liabilities) acquired
Current assets	1	—	1
Property, plant and equipment	610	—	610
Other intagibles	—	143,182	143,182
Deferred income tax	—	(48,682)	(48,682)
Negative goodwill recognized in the income statement	—	(2,937)	(2,937)
	611	91,563	92,174

Total purchase price considered			92,174

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	2011	2010
Cash	7,766	4,105
Banks and short-term investments	1,468,833	1,056,929
Cash and cash equivalents	1,476,599	1,061,034

The Company has no significant amounts of restricted cash or cash equivalents for the presented periods.

Short and long-term investments

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On December 31, 2011 the Company held R$ 3,095,359 (R$ 1,105,902 as of December 31, 2010) in trading securities.

Available for sale securities

As of December 31, 2011 the Company held R$ 6,290 (R$ 9,559 as of December 31, 2010) in available for sale securities in current assets and R$ 0 (R$ 26,797 as of December 31, 2010) in non-current assets.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 5 — TRADE ACCOUNTS RECEIVABLE

	2011	2010
Trade accounts receivable - in Brazil	1,170,564	1,046,962
Trade accounts receivable - exports from Brazil	252,377	312,870
Trade accounts receivable - foreign subsidiaries	2,242,043	1,860,458
(-) Allowance for doubtful accounts	(62,236)	(67,263)
	3,602,748	3,153,027

The Company’s maximum exposure to credit risk, net of the allowance for doubtful accounts, is the amount of the accounts receivable listed above. The actual risk of losses is presented as allowance for doubtful accounts.

The credit risk results from the possibility of the Company not receiving amounts arising from sales operations. In order to minimize this risk, the Company adopts the procedure of carefully analyzing the financial position of its customers, establishing a credit limit, and constantly monitoring customers’ balances. The allowance is calculated based on a credit risk assessment, which considers historical losses, individual situation of each customer and the economic group to which they belong, applicable collateral and guarantees and legal counsel’s opinion, and is considered sufficient to cover any losses on uncollectible receivables.

The aging list of trade accounts receivable is as follows:

	2011	2010
Current	3,087,915	2,658,628
Past-due:
Up to 30 days	427,840	354,980
From 31 to 60 days	55,945	52,432
From 61 to 90 days	19,151	15,379
From 91 to 180 days	26,487	28,277
From 181 to 360 days	15,247	39,850
Above 360 days	32,399	70,744
(-) Allowance for doubtful accounts	(62,236)	(67,263)
	3,602,748	3,153,027

The changes in the allowance for doubtful accounts are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Balance as of January 1, 2009	(72,320)
Provisions for bad debt during the year	(58,180)
Recoveries in the year	210
Write-offs	40,961
Exchange variation	8,829
Balance as of December 31, 2009	(80,500)
Provisions for bad debt during the year	(20,906)
Recoveries in the year	4,887
Write-offs	26,753
Exchange variation	2,503
Balance as of December 31, 2010	(67,263)
Provisions for bad debt during the year	(46,654)
Recoveries in the year	2,976
Write-offs	48,007
Exchange variation	698
Balance as of December 31, 2011	(62,236)

NOTE 6 - INVENTORIES

	2011	2010
Finished products	3,108,332	2,455,459
Work in progress	1,573,066	1,418,347
Raw materials	1,986,669	1,639,393
Storeroom supplies	976,030	1,037,672
Advances to suppliers	138,952	104,262
Imports in transit	375,089	295,040
(-) Allowance for adjustments to net realizable value	(98,711)	(152,388)
	8,059,427	6,797,785

The balances of the allowance for adjustments to net realizable value are mainly related to the reduction in the cost or the adjustment to market related to the impact in certain raw materials acquired by the Company, which had a reduction in the sales price of finished products. As a result of higher values in raw materials plus estimated costs to conclude the production in an amount higher to the sales price less estimated cost of sales, the Company recognized adjustments to net realizable values, as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Balance as of January 1, 2009	(354,431)
Write-offs	196,981
Provision for the year	(36,459)
Exchange rate variation	43,588
Balance as of December 31, 2009	(150,321)
Provision for the year	(50,526)
Write-offs	50,634
Exchange rate variation	3,781
Business acquisitions	(5,956)
Balance as of December 31, 2010	(152,388)
Provision for the year	(56,999)
Write-offs	122,877
Exchange rate variation	(12,201)
Balance as of December 31, 2011	(98,711)

Inventories are insured against fire and overflow. The insurance coverage is based on the amounts and risks involved.

The amounts of R$ 30,298,232, R$ 25,873,476 and R$ 22,305,550 were recognized as cost of sales and freight during the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, 2010 and 2009 the cost of sales includes, respectively, the amounts of R$ 122,877, R$ 50,634 and R$ 196,981 related to inventories permanently written off and, respectively, the amounts of R$ 56,999, R$ 50,526 and R$ 36,459 related to the recognition of the allowance for adjustments to net realizable value.

NOTE 7 — TAX CREDITS

	2011	2010
Current
ICMS (state VAT)	121,615	153,808
COFINS (tax on revenue)	97,783	59,903
PIS (tax on revenue)	16,732	10,800
IPI (federal VAT)	69,436	53,202
Income and social contribution taxes	325,101	168,897
IVA (value-added tax)	142,038	113,811
Others	43,278	25,635
	815,983	586,056

Non-current
ICMS (state VAT)	86,980	77,440
PIS (tax on revenue)	555	368
COFINS (tax on revenue)	2,540	1,678
Income and social contribution taxes	294,903	320,699
Others	4,057	1,037
	389,035	401,222
	1,205,018	987,278

The estimate of realization of non-current tax credits is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010
2011	—	—
2012	—	106,109
2013	32,006	85,382
2014	88,938	17,067
2015	83,197	83,197
After 2016	184,894	109,467
	389,035	401,222

NOTE 8 - INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil received R$ 8,371 during the year ended December 31, 2011 (R$ 41,855 and R$ 44,772 during the years ended December 31, 2010 and 2009, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which represented R$ 0 as of December 31, 2011 (R$ 23,831 and R$ 52,149 during the years ended December 31, 2010 and 2009, respectively). The respective tax incentives were recorded directly in the income and social contribution tax accounts in the statement of income.

On December 31, 2011, the Company has a total of tax losses carryforwards arising from its operations in Brazil of R$ 606,139 Income tax (R$ 607,370 and R$ 340,248 during the years ended December 31, 2010 and 2009, respectively) and a total of negative basis of social contribution R$ 1,291,616 (R$ 849,446 and R$ 418,285 during the years ended December 31, 2010 and 2009, respectively), representing a deferred tax asset of R$ 267,780 (R$ 228,293 and R$ 122,708 during the years ended December 31, 2010 and 2009, respectively). The Company believes that the values will be realized based on the expectation of future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of tax asset of R$ 172,556 (R$ 68,048 and R$ 26,496 during the years ended December 31, 2010 and 2009, respectively), due to lack of opportunity to use the tax losses and negative social contribution of subsidiaries. However, these tax losses and negative basis of social contribution do not have an expiration date.

On December 31, 2011, the subsidiary Gerdau Ameristeel had deferred tax assets due to tax losses arising from their operations in Canada, totaling R$ 123,572 (R$ 113,272 and R$ 63,287 during the years ended December 31, 2010 and 2009, respectively) related to income taxes. These tax losses expire in several dates from 2025 to 2031. The subsidiary believes that the amounts will be realized based on future taxable income, and historically the subsidiary has generated taxable income to use this asset.

On December 31, 2011, the subsidiary Gerdau Ameristeel had R$ 133,881 (R$ 151,551 and R$ 139,973 during the years ended December 31, 2010 and 2009, respectively) of tax losses related to capital losses for which deferred tax assets were not recognized in the Consolidated Financial Statements. These losses relate primarily to the long-term investment write-off from subsidiary, and currently do not have expiration dates defined, except for an amount of R$ 61,836 and R$ 1,713 included in the Financial Statements on December 31, 2011, which expires in 2015 and 2016. The subsidiary had several state tax losses totaling R$ 208,060 (R$ 205,982 and R$ 237,669 on December 31, 2010 and 2009, respectively) which were not recognized in the Consolidated Financial Statements and have various expiration dates between 2012 and 2031. The subsidiary had also R$ 76,771 (R$ 63,119 and R$ 57,494 on December 31, 2010 and 2009, respectively) state tax credits that were not recognized in the subsidiary Consolidated Financial Statements. These credits have several expiration dates between 2015 and 2018, except for a portion of R$ 13,147 (R$ 12,968 and R$ 11,840 on December 31, 2010 and 2009, respectively), which does not have an expiration date.

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, for the years ended December 31, 2011 and 2010. In addition to the domestic rates, as mentioned above, the Company is subject to taxation of income taxes on foreign subsidiaries, ranging between 20% and 38.5%. The differences between the

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Brazilian tax rates and the rates of other countries compose the amounts on the difference in tax rates in foreign companies line in the reconciliation of income tax and social contribution.

a) Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	2011	2010	2009
Income before income taxes	2,350,672	2,959,238	1,031,460
Statutory tax rates	34%	34%	34%
Income and social contribution taxes at statutory rates	(799,228)	(1,006,141)	(350,696)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	225,315	6,622	11,325
- Equity in subsidiaries	21,305	13,414	(37,045)
- Interest on equity	54,753	132,780	44,099
- Tax incentives	8,371	65,686	96,921
- Tax deductible goodwill recorded in statutory books	238,043	291,484	188,708
- Other permanent differences (net)	(1,655)	(5,704)	19,736
Income and social contribution taxes	(253,096)	(501,859)	(26,952)
Current	(519,843)	(642,306)	(303,272)
Deferred	266,747	140,447	276,320

b) Breakdown and changes in deferred income and social contribution tax assets and liabilities at statutory tax rates:

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	January 1, 2009	acquisition	in income	income	December 31, 2009
Non-current assets

Income tax losses	581,395	—	211,785	(122,278)	670,902
Social contribution tax losses	28,405	—	9,258	—	37,663
Provision for tax, civil and labor liabilities	122,449	—	1,865	13,382	137,696
Benefits granted to employees	470,893	—	11,045	(243,197)	238,741
Other temporary differences	411,185	—	(4,920)	(344,966)	61,299
Amortized goodwill	57,768	—	(65)	19,416	77,119
Property, plant and equipment	(6,920)	—	6,920	—	—
Provision for losses	101,180	—	15,787	6,649	123,616

Total Non-current assets	1,766,355	—	251,675	(670,994)	1,347,036

Non-current liabilities

Property, plant and equipment and intangible allocations in fair value	2,259,921	49,798	(46,865)	(573,843)	1,689,011
Amortized negative goodwill	72,592	—	50,915	(27,119)	96,388
Benefits granted to employees	92,071	—	26,429	52,133	170,633
Other temporary differences	635,684	—	(55,124)	(262,833)	317,727

Total Non-current liabilities	3,060,268	49,798	(24,645)	(811,662)	2,273,759

Total net	(1,293,913)	(49,798)	276,320	140,668	(926,723)

Effect in the income of the year			276,320

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2009	acquisition	in income	income	December 31, 2010
Non-current assets

Income tax losses	670,902	—	140,570	10,340	821,812
Social contribution tax losses	37,663	—	38,786	—	76,449
Provision for tax, civil and labor liabilities	137,696	—	51,199	4,581	193,476
Benefits granted to employees	238,741	—	6,072	(87,045)	157,768
Other temporary differences	61,299	4,562	(9,846)	114,762	170,777
Amortized goodwill	77,119	—	(2,971)	(1,669)	72,479
Provision for losses	123,616	—	(6,367)	(30,999)	86,250
Total Non-current assets	1,347,036	4,562	217,443	9,970	1,579,011

Non-current liabilities

Allocations in fair value	1,689,011	44,764	61,190	(77,884)	1,717,081
Amortized negative goodwill	96,388	—	(23,796)	—	72,592
Benefits granted to employees	170,633	—	20,967	(47,584)	144,016
Other temporary differences	317,727	—	18,635	798	337,160
Total Non-current liabilities	2,273,759	44,764	76,996	(124,670)	2,270,849

Total net	(926,723)	(40,202)	140,447	134,640	(691,838)

Effect in the income of the year			140,447

				Recognized
				in statement of
	Balance as of	Business	Recognized	comprehensive	Balance as of
	December 31, 2010	acquisition	in income	income	December 31, 2011
Non-current assets

Income tax losses	821,812	(70,103)	(87,794)	(244,816)	419,099
Social contribution tax losses	76,449	(36,050)	75,846	—	116,245
Provision for tax, civil and labor liabilities	193,476	—	88,383	11,669	293,528
Benefits granted to employees	157,768	—	(23,070)	147,548	282,246
Other temporary differences	170,777	—	(74,325)	241,027	337,479
Amortized goodwill	72,479	—	3,113	(37,232)	38,360
Provision for losses	86,250	—	(25,240)	—	61,010
Total Non-current assets	1,579,011	(106,153)	(43,087)	118,196	1,547,967

Non-current liabilities

Allocations in fair value	1,717,081	—	(158,203)	(108,833)	1,450,045
Amortized negative goodwill	72,592	—	—	13,808	86,400
Benefits granted to employees	144,016	—	(144,016)	—	—
Other temporary differences	337,160	—	(7,615)	(7,265)	322,280
Total Non-current liabilities	2,270,849	—	(309,834)	(102,290)	1,858,725

Total net	(691,838)	(106,153)	266,747	220,486	(310,758)

Effect in the income of the year			266,747

Credits recognized over tax losses and negative basis of social contribution are supported by projections of taxable income, based on technical feasibility studies submitted annually to the Company’s Board of Directors. These studies consider historical profitability of the Company and its subsidiaries and the prospect of maintaining current profitability

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

in the future, allowing an estimated recovery of credits. The other tax credits arising from temporary differences, mainly tax contingencies, and provision for losses, were recognized according to their expectation of realization.

c) Estimated recovery of income and social contribution tax credits and estimated payment of income and social contribution tax liabilities:

	Assets
	2011	2010
2011	—	373,210
2012	519,284	229,942
2013	195,704	190,350
2014	178,930	183,873
After 2015	654,049	601,636
	1,547,967	1,579,011

	Liabilities
	2011	2010
2011	—	82,752
2012	215,412	96,267
2013	228,812	96,478
2014	228,649	96,023
After 2015	1,185,852	1,899,329
	1,858,725	2,270,849

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment:

	Lands and buildings	Machines, equipment, and installations	Furniture and Fixture	Vehicles	Data electronic equipment	Foresting/ reforesting	Property, plant and equipment under construction	Total
Gross cost of the property, plant, and equipment
Balances as of January 01, 2009	5,833,143	19,323,716	258,322	198,155	649,890	502,160	2,669,837	29,435,223
Foreign exchange effect	(289,136)	(1,139,241)	(37,309)	(26,339)	178,771	—	(89,076)	(1,402,330)
Acquisitions/sales of companies	—	3,189	—	—	—	—	—	3,189
Additions	26,225	277,498	13,887	4,202	74,238	51,940	929,786	1,377,776
Transfers	(45,676)	1,942,361	(9,951)	(33,225)	(27,132)	(17,384)	(1,808,993)	—
Disposals	(30,606)	(771,018)	(17,042)	(22,763)	(119,229)	(73,774)	(82,878)	(1,117,310)
Impairment (note 27.2)	(73,138)	(497,488)	(61)	(3,880)	(1,914)	—	(17,599)	(594,080)
Balances as of December 31, 2009	5,420,812	19,139,017	207,846	116,150	754,624	462,942	1,601,077	27,702,468
Foreign exchange effect	(91,688)	(512,149)	2,618	1,836	(14,849)	—	3,320	(610,912)
Acquisitions/sales of companies	35,800	109,436	—	—	—	—	27,862	173,098
Additions	89,107	49,189	6,432	4,133	7,974	108,628	1,023,306	1,288,769
Transfers	519,280	718,598	1,595	12,397	22,457	—	(1,274,327)	—
Disposals	(24,874)	(127,586)	(1,709)	(18,291)	(3,455)	(58,915)	(9,051)	(243,881)
Impairment (note 27.2)	—	(168,449)	—	—	—	—	—	(168,449)
Reversal of Impairment (note 27.2)	33,911	154,910	44	—	—	—	—	188,865
Balances as of December 31, 2010	5,982,348	19,362,966	216,826	116,225	766,751	512,655	1,372,187	28,329,958
Foreign exchange effect	276,388	1,221,759	17,948	16,913	22,442	—	59,613	1,615,063
Additions	1,570	35,293	7,915	6,438	11,847	74,419	1,823,897	1,961,379
Transfers	518,110	659,603	25,032	23,286	(185,434)	—	(1,040,597)	—
Disposals	(19,893)	(150,672)	(3,449)	(5,442)	(47,474)	—	(37,653)	(264,583)
Fair value allocation	—	—	—	—	—	27,226	—	27,226
Balances as of December 31, 2011	6,758,523	21,128,949	264,272	157,420	568,132	614,300	2,177,447	31,669,043

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Lands and buildings	Machines, equipment, and installations	Furniture and Fixture	Vehicles	Data electronic equipment	Foresting/ reforesting	Property, plant and equipment under construction	Total
Accumulated depreciation
Balances as of January 01, 2009	(1,661,278)	(6,959,903)	(144,088)	(104,184)	(420,679)	(90,340)	(4)	(9,380,476)
Foreign exchange effect	(187,900)	(888,589)	21,518	11,109	(30,920)	(34)	919	(1,073,897)
Depreciation, amortization and depletion	(35,525)	(1,442,492)	(9,736)	(11,130)	(42,382)	(21,599)	(361)	(1,563,225)
Transfers	204	(21,139)	1,299	537	1,551	17,691	(143)	—
Disposals	7,963	742,400	16,876	18,937	117,855	68,137	—	972,168
Impairment	3,529	67,513	—	1,574	1,447	—	—	74,063
Balances as of December 31, 2009	(1,873,007)	(8,502,210)	(114,131)	(83,157)	(373,128)	(26,145)	411	(10,971,367)
Foreign exchange effect	83,568	219,397	(1,697)	857	5,891	—	—	308,016
Depreciation, amortization and depletion	(232,659)	(1,376,603)	(18,003)	(15,093)	(55,448)	(16,681)	—	(1,714,487)
Transfers	3,867	(984)	(19)	(3,115)	251	—	—	—
Disposals	4,806	80,693	754	12,197	3,663	16,887	—	119,000
Impairment	—	100,440	—	—	—	—	—	100,440
Balances as of December 31, 2010	(2,013,425)	(9,479,267)	(133,096)	(88,311)	(418,771)	(25,939)	411	(12,158,398)
Foreign exchange effect	(275,525)	(420,177)	(21,255)	(13,037)	(24,192)	—	—	(754,186)
Depreciation, amortization and depletion	(207,447)	(1,281,584)	(23,404)	(14,322)	(64,611)	(28,403)	—	(1,619,771)
Transfers	(25,537)	20,285	(377)	2,859	2,770	—	—	—
Disposals	2,311	102,732	3,048	4,455	46,248	—	(411)	158,383
Balances as of December 31, 2011	(2,519,623)	(11,058,011)	(175,084)	(108,356)	(458,556)	(54,342)	—	(14,373,972)

Net property, plant and equipment
Balances as of December 31, 2009	3,547,805	10,636,807	93,715	32,993	381,496	436,797	1,601,488	16,731,101
Balances as of December 31, 2010	3,968,923	9,883,699	83,730	27,914	347,980	486,716	1,372,598	16,171,560
Balances as of December 31, 2011	4,238,900	10,070,938	89,188	49,064	109,576	559,958	2,177,447	17,295,071

The following useful lives are used to calculate depreciation, amortization, and depletion:

Useful lives of property, plant and equipment
Buildings	20 to 33 years
Machines, equipment, and installations	10 to 20 years
Furniture and fixture	5 to 10 years
Vehicles	3 to 5 years
Data electronic equipment	2.5 to 6 years
Foresting/reforesting	Cutting plan

b) Insured amounts — property, plant and equipment are insured against fire, electrical damage and explosion. The insurance coverage is based on the amounts and risks involved. The Company and the subsidiaries plants in the North America, Spain and Latin America (except Brazil), and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits.

c) Capitalized borrowing costs — borrowing costs capitalized during the year 2011 totaled R$ 49,551 (R$ 48,246 and R$ 78,535 during the years ended on December 31, 2010 and 2009, respectively).

d) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 119,289 as of December 31, 2011 (R$ 129,202 and R$ 218,833 as of December 31, 2010 and 2009, respectively).

e) Impairment of property, plant and equipment — On December 31, 2011, the residual amount for the fixed assets impacted by the impairment is R$ 32,147 for lands, buildings and constructions (R$ 34,622 as of December 31, 2010) and R$ 11,986 for machines, equipments and installations (R$ 13,089 as of December 31, 2010).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 10 — INVESTMENTS

I) Associates and jointly-controlled entities

	Joint Ventures			Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Maco Holdings Ltda.	Others	Goodwill	Total
Balance as of January 1, 2009	390,860	88,136	97,262	84,493	15,938	292,962	106,387	230,006	—	934	468,095	1,775,073
Equity in earnings	(15,579)	(4,639)	(37,505)	5,966	1,192	(56,347)	13,076	(15,121)	—	—	—	(108,957)
Cumulative Translation Adjustment	(95,592)	(25,409)	2,393	2,154	(1,323)	(74,128)	(2,933)	(81,550)	—	122	(97,453)	(373,719)
Dividends	(20,931)	—	—	—	—	(2,721)	(17,963)	(4,780)	—	—	—	(46,395)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of fair value	—	—	—	—	—	—	—	—	—	—	—	—
Impairment	—	—	(46,092)	—	—	—	—	—	—	—	—	(46,092)
Balance as of December 31, 2009	258,758	58,088	16,058	92,613	15,807	159,766	98,567	128,555	—	1,056	370,642	1,199,910
Equity in earnings	829	(1,657)	(13,093)	12,765	1,773	15,075	7,385	(6,672)	23,049	—	—	39,454
Cumulative Translation Adjustment	1,844	769	(1,813)	—	333	(8,236)	1,226	7	—	—	(11,854)	(17,724)
Dividends	(43,788)	—	—	(5,182)	—	441	(8,279)	165	—	—	—	(56,643)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	—	234	—	234
Capital increase	—	—	24,552	—	—	—	—	—	74,737	—	—	99,289
Balance as of December 31, 2010	217,643	57,200	25,704	100,196	17,913	167,046	98,899	122,055	97,786	1,290	358,788	1,264,520
Equity in earnings	75,013	(7,582)	(34,172)	18,019	727	(4,297)	11,114	2,669	1,171	—	—	62,662
Cumulative Translation Adjustment	31,737	(130)	3,358	—	1,144	20,884	(3,229)	13,642	15,241	—	24,887	107,534
Dividends	(57,873)	—	—	(11,489)	—	(3,672)	(23,093)	—	(7,380)	—	—	(103,507)
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	(2,773)	—	—	(2,773)
Capital increase	—	—	387	—	—	—	—	—	—	—	26,468	26,855
Balance as of December 31, 2011	266,520	49,488	(4,723)	106,726	19,784	179,961	83,691	138,366	104,045	1,290	410,143	1,355,291

a) Joint Ventures North America

Composed by the Companies: Gallatin Steel Company, Bradley Steel Processors e MRM Guide Rail.

b) Goodwill

	2011	2010	2009

Dona Francisca Energética S.A.	17,071	17,071	17,071

Grupo Multisteel Business Holdings Corp.	42,096	39,112	42,566

Corsa Controladora S.A. de C.V.	140,045	140,686	139,677

Corporación Centroamericana del Acero, S.A.	184,463	161,919	171,328

Kalyani Gerdau Steel Ltd.	26,468	—	—

	410,143	358,788	370,642

II) Advance for capital increase in jointly-controlled entity

The advance for capital increase in jointly-controlled entity refers to R$ 65,254 in the Kalyani Gerdau Steel Ltd..

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 11 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 01, 2009	11,333,021	(38,919)	11,294,102
(+/-) Foreign exchange effect	(2,632,029)	29,377	(2,602,652)
(+) Additions	26,111	—	26,111
(-) Write-off	(91,563)	—	(91,563)
(-) Impairment losses	—	(201,657)	(201,657)
Balance as of December 31, 2009	8,635,540	(211,199)	8,424,341
(+/-) Foreign exchange effect	(443,075)	15,888	(427,187)
(+) Additions	160,944	—	160,944
Balance as of December 31, 2010	8,353,409	(195,311)	8,158,098
(+/-) Foreign exchange effect	996,827	(19,168)	977,659
(+) Additions	20,032	—	20,032
Balance as of December 31, 2011	9,370,268	(214,479)	9,155,789

The amount of goodwill by segment is as follows:

	2011	2010	2009
Brazil	380,644	380,644	376,322
Specialty Steels	2,016,847	1,800,754	1,933,685
Latin America	784,945	687,868	682,998
North America	5,973,353	5,288,832	5,431,336
	9,155,789	8,158,098	8,424,341

Goodwill impairment test

The Company evaluates the recoverability of goodwill on investments annually and uses accepted market practices, as the discounted cash flow for operating segments which have goodwill.

Recoverability of goodwill is evaluated based on analysis and identification of facts and circumstances that could result in the need of anticipation for the tests performed annually. If some fact or circumstance indicates that the recoverability of goodwill is affected, then the test is performed in advance. In the year ended December 31, 2011, the Company carried out goodwill impairment tests for all of its operating segments, which represented the lowest level at which goodwill is monitored by management, based on projections for expected discounted cash flows and which took into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

The results of recoverability of goodwill are disclosed at Note 27.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 12 — INTANGIBLE ASSETS

Intangible assets refer basically to relationships arising from the acquisition of companies and software development:

	Supplier relationship	Software development	Carbon Emission Reduction Certified	Customer contracts and relationships	Others	Total
Balance as of January 01, 2009	—	—	22,852	1,679,101	10,977	1,712,930
Exchange variation	—	—	(4,548)	(369,298)	(253)	(374,099)
Business combination acquisitions	155,682	—	—	—	—	155,682
Impairment	—	—	—	(270,544)	—	(270,544)
Amortization	(28,637)	—	(10,561)	(190,495)	(1,476)	(231,169)
Balance as of December 31, 2009	127,045	—	7,743	848,764	9,248	992,800
Exchange variation	—	—	(2,430)	(30,526)	129	(32,827)
Acquisition	—	82,701	11,897	—	—	94,598
Business combination acquisitions	—	—	—	30,591	—	30,591
Reversal of impairment losses	—	—	—	216,191	—	216,191
Disposal	—	—	(4,925)	—	—	(4,925)
Amortization	(8,129)	—	—	(110,558)	(918)	(119,605)
Balance as of December 31, 2010	118,916	82,701	12,285	954,462	8,459	1,176,823
Exchange variation	—	—	1,998	111,631	(225)	113,404
Acquisition	—	130,120	11,546	—	—	141,666
Disposal	—	—	(6,075)	—	—	(6,075)
Amortization	(14,991)	—	—	(135,950)	(1,169)	(152,110)
Balance as of December 31, 2011	103,925	212,821	19,754	930,143	7,065	1,273,708
Estimated useful lives	5 to 20 years	7 years	Undefined	5 to 20 years	5 years

The composition of other intangible assets by segment is as follow:

	2011	2010	2009
Brazil	263,865	190,228	130,706
Special Steels	270,143	272,455	60,501
North America	739,700	714,140	801,593
	1,273,708	1,176,823	992,800

Intangible assets are amortized over their estimated useful lives and have the counterpart the account of cost of sales. The 2011 acquisitions refer substantially to the software development project with application on the business management. The evaluation results of the other intangible assets impairment are presented at note 27.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 13 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	2011	2010
Short term financing in Brazilian reais
Working capital	5.45%	420,943	151,379
Financing of investment	11.09%	5,103	5,729
Short term financing in foreign currency
Working capital (US$)	2.12%	448,023	502,393
Working capital (€)	4.13%	39,456	100,635
Working capital (Clp$)	1.65%	2,710	24,373
Working capital (Cop$)	7.63%	101,345	79,775
Working capital (PA$)	20.60%	23,014	35,377
Working capital (Mxn$)	6.72%	41,439	46,314
Financing of property, plant and equipment and others (US$)	2.80%	17,240	5,930
		1,099,273	951,905
Plus current portion of long-term financing		616,032	626,063
Short term financing plus current portion of long-term financing		1,715,305	1,577,968

Long-term financing in Brazilian reais
Working capital	7.01%	568,340	939,286
Financing of property, plant and equipment	7.66%	1,423,333	1,497,509
Long-term financing in foreign currency
Working capital (US$)	3.06%	1,465,818	1,062,624
Working capital (€)	4.13%	82,329	82,761
Working capital (Mxn$)	6.72%	20,175	4,872
Working capital (COP$)	7.31%	169,373	206,638
Ten Year Bonds (US$)	6.70%	7,582,966	6,709,187
Term Loan Facility (US$)	1.65%	—	2,073,264
Advances on export contracts (US$)	5.91%	96,986	130,138
Financing of investment (US$)	4.63%	27,542	38,323
Financing of property, plant and equipment and others (US$)	3.37%	361,460	241,517
		11,798,322	12,986,119
Less: current portion		(616,032)	(626,063)
Long term financing minus current portion		11,182,290	12,360,056
Total financing		12,897,595	13,938,024

(*) Weighted average effective interest costs on December 31, 2011.

Loans and financing denominated in Brazilian reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or by the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Summary of loans and financing by currency:

	2011	2010
Brazilian Real (R$)	2,417,719	2,593,903
U.S. Dollar (US$)	10,000,035	10,763,376
Euro (€)	121,785	183,396
Colombian Peso (Cop$)	270,718	286,413
Argentine Peso (PA$)	23,014	35,377
Chilean Peso (Clp$)	2,710	24,373
Mexican Peso (Mxn$)	61,614	51,186
	12,897,595	13,938,024

Timeline of installments payments of long term loans and financing is as follows:

	2011	2010
2012	—	1,547,697
2013	1,291,602	2,589,530
2014	1,140,192	787,169
2015	518,323	327,995
2016 on	8,232,173	7,107,665
	11,182,290	12,360,056

a)  Term Loan Facility

On April 21, 2011, the Company paid in advance the total of its Term Loan Facility, in the amount of US$ 1.3 billion (R$ 2.1 billion). Due to this settlement, the Company recognized an expense regarding the amortization of the remaining deferred financial costs in the amount of R$ 13.6 million.

b) Global Credit Line

On August 18, 2011, the Company concluded the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The following companies guarantee this agreement: Gerdau S.A, Gerdau Açominas S.A, Gerdau Aços Longos S.A, Gerdau Aços Especiais S.A and Gerdau Comercial de Aços S.A. The line is divided into two tranches of US$ 500 million each. One of the tranches is for Gerdau’s North American subsidiaries borrowing needs and the other is for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. Due to this credit line agreement, the other credit lines of the North American subsidiaries and the subsidiary Gerdau Macsteel Inc. were canceled. This transaction has a tenor of 3 years. As of December 31, 2011, the outstanding loans under the line totaled US$ 329,8 million (R$ 618.6 million as of December 31, 2011) and are classified as working capital (US$).

c) Ten Years Bonds

Bond 2021

On October 1, 2010, the subsidiary Gerdau Trade Inc., concluded the issuance of bonds totaling US$ 1.25 billion and final maturity on January 30, 2021. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.. On December 31, 2011, the outstanding principal of this facility was R$ 2,344,750. Part of these resources were used for advanced settlement of the obligation (Perpetual Bond) in the amount of US$ 600 million (R$ 1,031 million on the redemption

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

date). These obligations arose on September 15, 2005 and had no final maturity, and as from September 22, 2010, Gerdau had the right to exercise the repurchase of the bonds.

Bond 2020

On November 18, 2009, the subsidiary Gerdau Holdings Inc. concluded the issuance of bonds totaling US$1.25 billion and final maturity on January 20, 2020. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding principal of this facility was US$1.25 billion (R$ 2,344,750 on December 31, 2011).

Bond 2017

On October 22, 2007, the subsidiary GTL Trade Finance Inc. concluded the issuance of bonds totaling US$1billion with subsequent reopening of US$ 500 million, totaling US$1.5 billion and final maturity on October 20, 2017. The following companies guarantee this transaction: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. On December 31, 2011 the outstanding principal of this facility was US$1.5 billion (R$ 2,813,700 on December 31, 2011).

d) ECGD - Export Credits Guarantee Department

On June 16, 2011, the subsidiary Gerdau Açominas S.A entered into US$ 251.5 million (R$ 466.4 million) facility agreement which a maturity date of August 8, 2023. Gerdau S.A. guarantees this transaction. The following financial institutions are lender parties of this transaction: Deutsche Bank AG, London Branch; HSBC Limited, Tokyo Branch; Citibank Europe plc e BNP Paribas. This transaction is secured by ECGD (Export Credits Guarantee Department), UK’s Export Credit Agency (ECA). On December 31, 2011 the outstanding principal of this facility was US$ 76.9 million (R$ 144.3 million on December 31, 2011) and is classified as financing of property, plant and equipment (US$).

e) Covenants

As an instrument to monitor the financial conditions of the Company by the Company’s creditors, certain financial agreements contain financial covenants. Below are brief descriptions of the financial covenants required in the Company’s debt agreements.

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA, as defined in the contracts with banks (earnings before interest, taxes, depreciation, amortization, impairment reversal/losses and restructuring costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of December 31, 2011 such covenant was 4.3 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA as defined in the contracts with banks. The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of December 31, 2011 such covenant was 2.9 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,795,200; As of December 31, 2011 such level was R$ 26,519,803; and

IV) Current Ratio — measures the Company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of December 31, 2011 the current ratio was 2.6 times.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

All covenants described above are calculated based on the IFRS Consolidated Financial Statements of Gerdau S.A., except item IV, which refers to the Metalúrgica Gerdau S.A. and has been met. The penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity.

The Company has the objective of establishing a new financial covenant standard in which cash, cash equivalents and financial revenue are considered in the ratios calculations. In compliance with this strategy, the new financial agreements of the Company and its subsidiaries, which have financial covenants, follows the new standard. The new financial covenants standard applicable to items “I” and “II” above is: Net Debt / EBITDA <= 4 and EBITDA / Net Financial Expenses >= 3. The Global Credit Line (item “b” above) agreement already has the new financial covenants standard. As of December 31, 2011, the Net Debt / EBITDA was 2.0 times and EBITDA / Net financial expenses was 7.4 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positively or negatively by global economics and the steel market.

f) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 76,404 on the date of the Consolidated Financial Statements, are guaranteed by the assets being financed. Certain other loans are guaranteed by the controlling shareholders, for which the Company pays a fee of 0.95% per year, over the amount endorsed.

g) Credit Lines

In June 2009, certain subsidiaries of the Company (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A.) obtained a pre-approved credit line with BNDES in the total amount of R$ 1,500,025 to be applied on revamp and modernization in several areas, increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds will be made available at the time each subsidiary start its specific investment and present to BNDES its respective certificate of accomplishment. The transaction bears interest rate of TJLP + 2.21% p.a. The transaction is guaranteed per guarantee and financial covenants of Metalúrgica Gerdau S.A.. As of December 31, 2011, the outstanding balance of this credit facility was R$ 228,315.

On May 27, 2008, Gerdau Aços Longos S.A. received a loan approval from BNDES (National Bank for Economic and Social Development) in the total amount of R$ 543,413 for financing the construction of the Caçú / Barra dos Coqueiros hydroelectric complex with a grace period of 6 months after startup by October 2010. As of December 31, 2011, R$ 537,434 of this credit facility had been used. The amortization will take place from November 2010 to October 2024, subject to TJLP (Long-term interest rate) + 1.46 % p.a.

NOTE 14 — DEBENTURES

	General	Quantity as of December 31, 2011
Issuance	Meeting	Issued	Portfolio	Maturity	2011	2010
3rd- A and B	May 27,1982	144,000	111,252	06/01/2021	113,717	115,069
7th	July 14, 1982	68,400	59,219	07/01/2012	41,688	40,717
8th	November 11, 1982	179,964	33,101	05/02/2013	435,676	463,656
9th	June 10, 1983	125,640	21,851	09/01/2014	32,261	14,452
11th - A and B	June 29, 1990	150,000	95,333	06/01/2020	162,591	98,077
Total Consolidated					785,933	731,971

Current					41,688	115,069
Non-current					744,245	616,902

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

On December 31, 2010, Debentures of the 3rd issuance had maturity on June 1, 2011, and were presented as Current. For the year ended on December 31, 2011, the maturity of this debentures issuance was changed to June 1, 2021, being classified as Non-current.

Maturities of long-term amounts are as follows:

	2011	2010
2012	—	40,717
2013	435,676	463,656
2014	32,261	14,452
After 2015	276,308	98,077
	744,245	616,902

The debentures are denominated in Brazilian reais, and they are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Rate). The nominal annual interest rate was 11.60% and 9.75% as of December 31, 2011 and December 31, 2010, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short and long-term investments, trade accounts receivable, trade accounts payable, Ten Years bonds, Term Loan Facility, other financing, payroll and related liabilities, debentures, related parties, unrealized gains on financial instruments, unrealized losses on financial instruments, other accounts receivable, other accounts payable and put options on non-controlling interests. These transactions are not conducted for speculative purposes nature and are intended to hedge the company against exchange rate fluctuations on foreign currency-denominated loans and against interest rate fluctuations.

The Company uses derivative instruments and non-derivatives as hedges of certain operations, and applies the hedge accounting methodology for some of these transactions.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011		2010
	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	1,476,599	1,476,599	1,061,034	1,061,034
Short-term investments	3,101,649	3,101,649	1,142,258	1,142,258
Trade accounts receivable	3,602,748	3,602,748	3,153,027	3,153,027
Trade accounts payable	3,212,163	3,212,163	1,783,274	1,783,274
Ten Years Bonds	7,582,966	8,002,218	6,709,187	7,167,676
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	5,314,629	5,314,629	5,155,573	5,155,573
Payroll and related liabilities	617,432	617,432	475,237	475,237
Debentures	785,933	785,933	731,971	731,971
Related parties (assets)	111,955	111,955	35,037	35,037
Related parties (liabilities)	6	6	722	722
Unrealized gains on derivatives	140	140	6,312	6,312
Unrealized losses on derivatives	5,327	5,327	92,476	92,476
Put options on minority interest	533,544	533,544	516,706	516,706
Other accounts receivable	464,592	464,592	408,941	408,941
Other accounts payable	756,971	756,971	767,191	767,191

The market value of Ten-Year bond Securities are based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operate in a commodity market, its sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s assets (investments) or liabilities in the market. In order to minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars or other foreign currencies, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopts the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity, retained earnings, and profit reserves) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/adjusted EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 13) and debentures (note 14). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 5 times
Debt/Equity Ratio	between 40%-60% and 60%-40%

These key indicators are used for the objectives described above and may not be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented at Notes 13 and 14, respectively.

The following are the contractual maturities of financial liabilities:

	2011
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	3,212,163	3,212,163	—	—	—
Short-term debt obligations	1,715,305	1,715,305	—	—	—
Long-term debt obligations	11,182,290	—	2,431,794	518,323	8,232,173
Payroll and related liabilities	617,432	617,432	—	—	—
Debentures	785,933	41,688	467,937	—	276,308
Related parties	6	—	—	—	6
Put option the remaining stake in PCS acquisition	4,723	—	4,723	—	—
Put option granted to Santander Group on Corporación Sidenor acquisition	528,821	528,821	—	—	—
	18,046,673	6,115,409	2,904,454	518,323	8,508,487

	2010
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Trade accounts payable	1,783,274	1,783,274	—	—	—
Short-term debt obligations	1,577,968	1,577,968	—	—	—
Long-term debt obligations	12,360,056	—	4,137,227	790,504	7,432,325
Payroll and related liabilities	475,237	475,237	—	—	—
Debentures	731,971	115,069	504,373	14,452	98,077
Related parties	722	—	—	—	722
Put option the remaining stake in PCS acquisition	40,341	40,341	—	—	—
Put option the remaining stake in Sipar acquisition	11,497	—	—	11,497	—
Put option granted to Santander Group on Corporación Sidenor Acquisition	464,868	—	—	464,868	—
	17,445,934	3,991,889	4,641,600	1,281,321	7,531,124

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Sensitivity analysis

The Company performed the following sensitivity analysis:

Impacts on Statements of Income
Assumptions	Variance	2011
Foreign currency sensitivity analysis	5%	51,594
Interest rate sensitivity analysis	0.1%	74,285
Price products sensitivity analysis	1%	354,068
Sensitivity analysis of changes in sales price of products and price of raw materials	1%	219,458
Sensitivity analysis of interest rate swaps	0.1%	1,382
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	6,505

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing in the amount of US$ 550.1 million. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Consolidated Financial Statements. As of December 31, 2011, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency.  The impact calculated considering such variation in the foreign exchange rate totals R$ R$ 51,594 as of December 31, 2011 (R$ 88,535 as of December 31, 2010) and represents an income if an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar.

The net amounts related to accounts receivable and accounts payable in foreign currency do not present relevant risks related to exchange rates fluctuation.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Consolidated Financial Statements. The impact calculated considering this variation in the interest rate totals R$ 74,285 as of December 31, 2011 (R$ 77,516 as of December 31, 2010) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates that the Company is exposed of, which are related to loans, financing, and debentures are described in Notes 13 and 14, and are mainly comprised of Libor and CDI — Interbank Deposit Certificate rates.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 354,068 as of December 31, 2011 (R$ 313,932 as of December 31, 2010) and raw materials and other inputs totals R$ (219,458) as of December 31, 2011 (R$ (182,126) as of December 31, 2010). The impact on the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of 0.1% change in the interest rates represents an income of R$ 1,382 (income of R$ 3,347 as of December 31, 2010) and a decrease of 0.1% change in the interest rates represents an expense of R$ 1,382 (expense of R$ 3,347 as of December 31, 2010). All these swaps were contracted to hedge debt positions from floating to fix (Liability). As of December 31, 2011, these effects would be recognized in statement of income in the amount of R$ 1,382 (R$ 311 in the Consolidated Statements of Income and R$ 3,036 in the Consolidated Statements of Comprehensive Income as of December 31, 2010). The effects

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

of changes in cash flow hedges are recorded in the statement of income. The interest rate swaps to which the Company is exposed to are presented at note 15.e.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% depreciation or appreciation of the US Dollar against the Brazilian Real and the Colombian Peso, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against these currencies represents an expense of R$ 6,505 (R$ 3,941 as of December 31, 2010) and a decrease of 5% on the US Dollar against these currencies represents an income of R$ 6,505 (R$ 3,941 as of December 31, 2010). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of income. The NDF’s to which the Company is exposed are presented in note 15.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

December 31, 2011 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	1,476,599	—	—	1,476,599
Short-term investments	—	3,095,359	6,290	3,101,649
Unrealized gains on financial instruments	—	140	—	140
Trade accounts receivable	3,602,748	—	—	3,602,748
Related parties	111,955	—	—	111,955
Other accounts receivable	464,592	—	—	464,592
Total	5,655,894	3,095,499	6,290	8,757,683
Financial income	379,651	276,645	—	656,296

Liabilities	Liabilities at market value with gains and losses recognized in the result	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,212,163	3,212,163
Ten Years Bonds	—	—	7,582,966	7,582,966
Other financing	—	—	5,314,629	5,314,629
Payroll and related liabilities	—	—	617,432	617,432
Debentures	—	—	785,933	785,933
Related parties	—	—	6	6
Other accounts payable	—	—	756,971	756,971
Put options on minority interest	533,544	—	—	533,544
Unrealized losses on financial instruments	5,327	—	—	5,327
Total	538,871	—	18,270,100	18,808,971
Financial income	(96,909)	—	(1,087,723)	(1,184,632)

December 31, 2010 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	1,061,034	—	—	1,061,034
Short-term investments	—	1,105,902	36,356	1,142,258
Unrealized gains on financial instruments	—	6,312	—	6,312
Trade accounts receivable	3,153,027	—	—	3,153,027
Related parties	35,037	—	—	35,037
Other accounts receivable	408,941	—	—	408,941
Total	4,658,039	1,112,214	36,356	5,806,609
Financial income	148,361	198,973	—	347,334

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Liabilities	Liabilities at market value with gains and losses recognized in the result	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	1,783,274	1,783,274
Ten Years Bonds	—	—	6,709,187	6,709,187
Term Loan Facility	—	—	2,073,264	2,073,264
Other financing	—	—	5,155,573	5,155,573
Payroll and related liabilities	—	—	475,237	475,237
Debentures	—	—	731,971	731,971
Related parties	—	—	722	722
Other accounts payable	—	—	767,191	767,191
Put options on minority interest	516,706	—	—	516,706
Unrealized losses on financial instruments	59,273	33,203	—	92,476
Total	575,979	33,203	17,696,419	18,305,601
Financial income	(71,822)	—	(960,826)	(1,032,648)

All derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The final assessment of results for each contract is measured at the end of each contract when the derivative contract is settled. The monitoring of the effects from these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Consolidated Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must arise from the generation of cash from its business and not gains from the financial market. Therefore, it considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criteria to determine the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. The methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and according to each market where the company has exposure. The swaps, both on the asset and on the liability side, are estimated in separate and discounted to present value. The difference in the result between extremities generates the swaps market value.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The amounts are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards (NDFs)

Subsidiary Cleary Holdings settled the NDF’s that were designated as cash flow hedges which matured on February 4, 2011 and March 4, 2011. These NDF’s were contracted to hedge against the exchange fluctuations of the US dollar in relation to the local currency, which could impact its export revenue and, therefore, impair its margins. As of December 31, 2011, these NDF’s generated a gain of R$ 370, which were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparty to this transaction was Banco de Bogota (Bogota Bank).

Subsidiary Cleary Holdings settled the NDF’s that were designated as cash flow hedges which matured on December 22, 2011. These NDF’s were contracted to hedge against the exchange fluctuations of the US dollar in relation to the local currency, which could impact its export revenue and, therefore, impair its margins. As of December 31, 2011, these NDF’s generated a loss of R$ 316, which were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparty to this transaction was Banco de Bogota (Bogota Bank).

Subsidiary Diaco S.A. settled forward designated as cash flow hedge, which matured on April 7, 2011. These transactions were contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. As of December 31, 2011, the effect of this instrument in the statement of income was a loss of R$ 106, which were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. settled forward designated as cash flow hedges, which matured on October 7, 2011. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. As of December 31, 2011, the effect of this instrument in the statement of income was a loss of R$ 505 which were presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 10.0 million (R$ 18,758 as of December 31, 2011) with maturity date on September 24, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. The fair value of this contract represents a gain of R$ 140 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 60.0 million (R$ 112,548 as of December 31, 2011) with maturity date on December 12, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank. The fair value of this contract represents a loss of R$ 314 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

The prospective and retrospective testing made for above financial instruments did not identify any amount of ineffectiveness.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Swap Contracts

Interest rate swap

The subsidiary Gerdau Ameristeel Corp. settled in advance interest rate swap contract qualified as a cash flow hedge with mature between March 2012 and September 2013. These operations were contracted in order to reduce its exposure to the variation in LIBOR for the Term Loan Facility.  Since the Term Loan Facility was contracted at floating LIBOR rates, the Company chose to exchange it for fixed rates, thereby improving cash flow predictability, as well as eliminating the floating LIBOR risk. As of December 31, 2011 the effect of these swaps in the statement of income was a loss of R$ 68,698, which was presented in the account “Gains and losses on financial instruments, net” in the consolidated statement of income. The counterparts to this transaction were ABN Amro Bank, HSBC, and JP Morgan.

The Company through its subsidiary GTL Equity Investments Corp. settled swap of Exchange Coupon versus Libor with the bank JP Morgan which matured between December 21, 2010 and December 21, 2011. This operation was entered into in order to take advantage of the difference between the internal interest rate (exchange coupon) and the external interest rate (LIBOR). Because of this, the Company increases its exposure to the Brazil’s risk; however, this risk is related to its business. The fair value adjustment of these contracts as of December 31, 2011 results in a gain of R$ 3,722 which were presented in the account “Gains and losses on financial instruments, net”.

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into a Libor interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a notional value of US$ 35.71 million (R$ 66,985 as of December 31, 2011) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the Company took on debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of December 31, 2011 results in a net loss of R$ 3,674 presented in the statement of income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Açominas S.A. entered into an interest rate swap with a notional value of US$ 350 million (R$ 656,530 as of December 31, 2011) and a maturity date of June 22, 2015, on which the financial charges agreed on the debt contract with Banco do Brasil, equivalent to LIBOR plus a percentage of interest, are exchanged for pre-determined interest rates. The fair value adjustment of this contract as of December 31, 2011 results in a net loss of R$ 1,339 presented in the statement of income. The counterparts of this operation are the following banks: HSBC, Citibank and Morgan Stanley.

Guarantee Margins

The Company has contracts of derivative financial instruments, which establish the possibility of deposits constitution and/or guarantee margins when the mark-to-market amounts of these instruments exceed the limits established in each contract. As of December 31, 2011, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

					Recognized value				Fair value
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
Contracts for Asset Protection	Position		2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Forward
Aços Villares S.A.			—	—	—	10,755	—	—	—	—	—	—
Diaco S.A			—	US$5,07 million	(106)	209	—	—	—	206	—	—
Diaco S.A			—	US$5,04 million	(505)	66	—	—	—	66	—	—
Diaco S.A			US$10,0 milion	—	(140)	—	—	—	140	—	—	—
Diaco S.A			US$60,0 milion	—	314	—	—	—	—	—	(314)	—
Cleary Holdings			—	—	—	(143)	—	—	—	—	—	—
Cleary Holdings			—	US$20,0 million	297	383	—	—	—	383	—	—
Cleary Holdings			—	US$17,5 million	73	128	—	—	—	128	—	—
Cleary Holdings			—	—	(316)	—	—	—	—	—	—	—
					(383)	11,398	—	—	140	783	(314)	—

Swap contracts
Interest rate swap
Aços Villares S.A.	receivable edge	Libor 6M + 1,94%	—	—	—	(501)	—	—	—	—	—	—
	payable edge	6.95%
Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0,90%	US$35,71 milhões	US$50,0 million	1,260	(2,795)	—	—	—	—	(3,674)	(6,064)
	payable edge	5.50%
Gerdau Ameristeel Corp.	receivable edge	Libor 6M + 1,37%	—	US$1 billion	(68,698)	—	—	(33,203)	—	—	—	(79,340)
	payable edge	3.48%
Gerdau Açominas S.A.	ponta ativa	Libor 6M + 2,30%	US$350,0 milion	—	(1,339)	—	—	—	—	—	(1,339)	—
	ponta passiva	3.28%
GTL Equity Investments Corp.	receivable edge	Libor 6M	—	—	—	(193)	—	—	—	—	—	—
	payable edge	3.48%
GTL Equity Investments Corp.	receivable edge	4,51% a.a.	—	US$100 million	3,722	4,483	—	—	—	5,529		(7,072)
	payable edge	3,51% a.a.
					(65,055)	994	—	(33,203)	—	5,529	(5,013)	(92,476)
					(65,438)	12,392	—	(33,203)	140	6,312	(5,327)	(92,476)

The fair value effects were classified in the Balance sheet as follows:

	2011	2010
Unrealized gains on derivatives
Current assets	140	783
Non-current assets	—	5,529
	140	6,312
Unrealized losses on derivatives
Current liabilities	(314)	—
Non-current liabilities	(5,013)	(92,476)
	(5,327)	(92,476)
Net effect	(5,187)	(86,164)

f) Put options on non-controlling interest

On January 10, 2006, the Company completed its acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, Spanish financial conglomerate, purchased simultaneously 40% of Sidenor. The acquisition price of 100% of Sidenor consists of a fixed installment of € 443,820 plus a contingent variable installment to be paid only by the Company. The fixed price paid by the Company on January 10, 2006 for its interest of 40% in Sidenor was € 165,828 (R$ 432,577). The Santander Group has the option to sell its interest in Sidenor to the Company after 5 years to the purchase at a fixed price with a fixed interest rate, and Sidenor has the right of preference to purchase these shares and also may, at any time during the period of the put option validity require the Santander Group to exercise the put option before the expiration date. On December 23, 2010, the Santander Group and the Company renewed the put option on Sidenor interest and the new maturity date is January 10, 2014, and can be settled in advanced in January at each year after 2012. The option amount is € 208,648 (R$ 464,868), updated according to the fixed interest rate. The potential commitment of the Company to purchase from the Santander Group its 40% interest in Sidenor was recorded as a non-current liability under “Put options on non-controlling interest”. As a result of the recognition of this potential obligation, the Company has recognized since the acquisition date, an additional interest of 40% of Sidenor as its investment. As of December 31, 2011, such potential obligation totaled R$ 528,821 (R$ 464,868 as of December 31, 2010).

The Company had the call option for 16% of the remaining stake in Pacific Coast Steel (PCS) and the non-controlling shareholders also had the option to sell the remaining 16% interest in PCS to the Company. The option was exercised in

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

2011 for US$ 23 million (R$ 38.8 million) with payment in November 1, 2011, leaving an option for the remaining 1% interest with a fixed price of US$ 3 million, which can be exercised by the Company as from November 1, 2011, while the put option held by minority shareholders shall not be exercised before November 1, 2014. On December 31, 2011, the amount recognized as a potential obligation amounts to R$ 4,723 (US$ 40,341 at December 31, 2010). As a result of this additional interest acquired, the line of non-controlling interests was reduced by the amounts of interest acquired.

The Company had a call option of 7.25% of Sipar Gerdau Inversiones S.A. and the non-controlling shareholders of this entity had the option to sell its 7.25% of its remaining interest to the Company. The option was exercised on April 1, 2011, with payment forecasted to be up to February, 2015, in the amount of US$ 7,590 thousand (R$ 11,941) regarding the acquisition of 7.25% interest in this subsidiary. As a result of this additional interest acquired, the line of non-controlling interests was reduced by the amounts of interest acquired.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.25 billion, and also loan operations of the subsidiary Gerdau Açominas S.A. in the amount of US$ 701.1 million, which were made in order to provide part of the resources for these investments in acquisitions abroad. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized loss in the amount of R$ 788,007 (gain of R$ 130,750 as of December 31, 2010).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Fair value measurement

IAS 32 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. IFRS 7 establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (not adjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (non-adjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 — Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of December 31, 2011, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value and subject to disclosure requirements of IFRS 7 as of December 31, 2011, are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)		Significant Unobservable Inputs (Level 3)
	2011	2010	2011	2010	2011	2010	2011	2010

Current assets
Short-term investments
Trading	3,095,359	1,105,902	2,825,908	724,902	269,451	381,000	—	—
Available for sale	6,290	9,559	6,290	9,559	—	—	—	—
Financial instruments	140	783	—	—	140	783	—	—

Non-current assets
Long-term investments
Available for sale	—	26,797	—	—	—	—	—	26,797
Financial instruments	—	5,529	—	—	—	5,529	—	—
	3,101,789	1,148,570	2,832,198	734,461	269,591	387,312	—	26,797

Current liabilities
Financial instruments	314	—	—	—	314	—	—	—
Put options on minority interest
PCS	—	—	—	—	—	—	—	—
					—		—
Non-current liabilities
Financial instruments	5,013	92,476	—	—	5,013	92,476	—	—
Put options on minority interest
PCS	4,723	40,341	—	—	—	—	4,723	40,341
Sidenor	528,821	464,868	—	—	—	—	528,821	464,868
Sipar	—	11,497	—	—		—	—	11,497
	538,871	609,182	—	—	5,327	92,476	533,544	516,706
	3,640,660	1,757,752	2,832,198	734,461	274,918	479,788	533,544	543,503

Changes in the measurements using significant unobservable inputs (Level 3):

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Assets
Balance as of December 31, 2010	26,797
(+) Interests and other contractual obligations	28,463
(+) Gains and losses on conversion	3,372
(-) Sales of investments	(58,632)
Balance as of December 31, 2011	—

Liabilities
Balance as of December 31, 2010	516,706
(+) Interests and other contractual obligations	9,174
(+) Gains and losses on conversion	62,304
(-) Write-off on put options on minority interest	(54,640)
Balance as of December 31, 2011	533,544
533,544

Assets
Balance as of December 31, 2009	49,690
(-) Interests and other contractual obligations	(9,896)
(-) Gains and losses on conversion	(2,140)
(-) Sales of investments	(10,857)
Balance as of December 31, 2010	26,797

Liabilities
Balance as of December 31, 2009	518,096
(+) Interests and other contractual obligations	54,022
(-) Gains and losses on conversion	(55,412)
Balance as of December 31, 2010	516,706
543,503

NOTE 16 — TAXES PAYABLE

	2011	2010
Income tax and social contribution taxes	92,379	57,376
Payroll charges	164,703	130,369
ICMS (state VAT)	66,625	79,831
COFINS (tax on revenue)	6,515	14,404
IPI (federal VAT)	1,409	4,010
PIS (tax on revenue)	1,071	2,842
Withholding income tax	59,919	36,090
Taxes in installments	86,478	107,441
IVA (value-added tax) and others	112,884	92,604
	591,983	524,967

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 17 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are parties in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, the Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial-economic position, operational results and liquidity of the Company and its subsidiaries as of December 31, 2011.

The provisions were made considering the management and their legal advisors judgment for proceedings with probable expectation of losses, considering that amount of provisions enough to cover expected losses. The provisions balances are as follows.

I) Provisions

		2011	2010
a) Tax provisions
ICMS (state VAT)	(a.1)	19,960	48,946
CSLL (social contribution tax)	(a.2)	70,276	64,179
IRPJ - Corporate Income Tax	(a.3)	1,427	699
INSS (social security contribution)	(a.4)	20,672	20,531
ECE (Emergency Capacity Charge)	(a.5)	36,733	33,832
RTE (Extraordinary Tariff Adjustment)	(a.5)	23,963	22,026
II (import tax)/IPI (excise tax) Drawback	(a.6)	989	1,070
PIS (financing of social integration program)/COFINS (social security financing)	(a.7)	485,412	268,383
Other tax provisions	(a.8)	13,220	13,213
		672,652	472,879
b) Labor provisions	(b)	217,696	160,026
c) Civil provisions	(c)	17,370	12,470
		907,718	645,375

a) Tax Provisions

a.1) ICMS (state VAT) proceedings, the majority of which relating to credit rights. Most of the proceedings are under judgment by the Finance Departments of the states and by the State Courts.

a.2) This lawsuit refers to the constitutionality of the tax and the tax basis. Provisions were updated as required by law.

a.3) Discussion related to Corporate Income Tax (IRPJ), being discussed in the administrative level.

a.4) Discussion related to social securities’ contributions.

a.5) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges required in the electricity bills of industrial units. The Supreme Court declared the constitutionality of the ECE (emergency capacity charge), which is the reason why the provision will be reversed as the judicial discussions are declared finished, against the deposit made of the full amount under discussion. For the RTE (extraordinary tariff adjustments), the Company believes that the charge is a tax nature, and, as such, are incompatible with the National Tax System and for this reason the constitutionality of these charges is being challenged in court. Lawsuits are in progress in the Federal, Regional, and Superior Courts of Justice. The Company has fully deposited in court the amounts of the charges under discussion.

a.6) Provision related to discussion about the tax credit right.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

a.7) Provision related to PIS credit compensations, discussions related to the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS), Social Security Funding Tax on Revenue (COFINS) tax basis. The Company has fully deposited in court the amounts under discussion.

a.8) The provision was recorded, considering the legal counsel’s and management’s opinion, for lawsuits assessed as probable loss, in an amount sufficient to cover expected losses.

b) Labor Provision

The Company and its subsidiaries are party to labor claims. None of these claims involve significant amounts and refer mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provision

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of December 31, 2011 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	2011	2010
Balance at the beginning of the year	645,375	447,171
(+) Amounts accrued against expense	359,018	382,507
(-) Reversal of amounts against income	(97,994)	(183,415)
(+) Foreign exchange effect on provisions in foreign currency	1,319	(888)
Balance at the end of the year	907,718	645,375

II) Non accrued contingent liabilities

a) Tax contingencies

a.1) The Company is a defendant in a tax collection action filed by the state of Minas Gerais demanding ICMS tax payments mainly on sales of products to commercial exporters. The updated amount of the action is R$ 59,636. The Company did not record any provision since it considers the tax undue because products for export are exempted from ICMS (state VAT).

a.2) The Company is a defendant in tax collection proceedings seeking ICMS tax payments on the export of semi-finished manufactured products. The total amount is currently R$ 80,218. The Company did not record any provision since it believes that this tax is not owed because its products cannot be considered semi-finished manufactured products.

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands reach a total of R$ 83,589. An accounting provision was not made for these demands since they were considered as possible loss, but not probable, by management with the assistance of its legal advisors.

a.4) The subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in a current amount of R$ 1,234,678, related to profits abroad from the years of 2005 to 2007. An accounting provision was not made for these demands since its probability for loss is classified as possible, but not probable, by management with the assistance of its legal advisors.

a.5) The Company and its subsidiaries, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Açominas S.A., discuss, administratively, the disallowance of the deductibility of goodwill related to the reorganization carried out in 2005, pursuant to article 7 and 8 of Law 9532/97, regarding the basis for calculating IRPJ and CSLL, of the years 2005 to 2010. The total current amount of the discussions is R$ 2,664,440. An

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

accounting provision was not made for these demands since its probability for loss is classified as possible by management with the assistance of its legal advisors.

a.6) The Company and its subsidiaries Gerdau Açominas S.A. e Gerdau Aços Longos S.A. are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 137,959. No provision has been recorded for these lawsuits since they were assessed as possible loss, but nor probable, by management with the assistance of its legal advisors.

b) Civil contingencies

b.1) A lawsuit arising from the representation of two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion were that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the procedure irregularities alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first suit, but also points out the irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070).

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been part of any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, which the administrative proceeding until now includes irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not to reverse its conviction.

b.2) Civil lawsuit filed by Sul América Seguradora against Gerdau Açominas S.A. and a third party to require acceptance of payment of R$ 34,383 to settle an indemnity claim. The insurance company pleaded doubt in relation to whom payment should be made and alleged that the Company is resisting receiving the payment and settling the matter. These doubts were refuted in the defense and the consigned amount was demonstrated to be insufficient. This was raised in December 2004 and the legal action continues in order to calculate the actual amount due.

Based on the opinion of its legal advisors, the Company´s expectation for loss is remote. It also expects that the ruling will declare the amount payable to be the amount stated in the appeal filed by the Company. Prior to this lawsuit, Gerdau

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Açominas S.A. filed a collection lawsuit for the amounts recognized by the insurance company for which it also expects a favorable outcome.

These lawsuits arose from an accident with the blast furnace regenerators on March 23, 2002, which resulted in loss of production, material damages, and loss of profits. In 2002 it sued for indemnities of approximately R$ 110 million based on the costs incurred during the period for equipment downtime and immediate expenses incurred to temporarily recover the equipment. Subsequently, new amounts were added to the dispute, as stated in the Company’s plea, although not yet recorded. The case is still in the hands of the court appointed engineering and accounting experts.

Management considers that the risk of losses from other contingencies affecting the net income of operations or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	2011	2010
Tax	666,681	458,458
Labor	37,829	31,631
Others	8,970	3,413
	713,480	493,502

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

NOTE 18 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	2011	2010
Assets
Associate Companies
Armacero Ind. Com. Ltda.	63	154

Controlling shareholders
Metalúrgica Gerdau S.A.	29,901	5

Others
Fundação Gerdau	76,573	23,214
Gerdau Corsa SAPI de C.V.	5,209	11,542
Others	209	122
	111,955	35,037

Liabilities
Parent company
Metalúrgica Gerdau S.A.	—	(710)

Others
Others	(6)	(12)
	(6)	(722)
	111,949	34,315

	2011	2010	2009
Net financial income	4,388	145	658

b)              Financial transactions

	Income (expenses)
	2011	2010	2009
Owners
Banco Gerdau S.A. - CDB	—	—	1,480
Indac - Ind. Adm. e Comércio S.A. (*)	(21,324)	(24,717)	(22,108)

(*) Guarantees granted of loans.

c)              Guarantees granted

The Company is the guarantor of the associate company Dona Francisca S.A. for financing contracts totaling R$ 23,991 as of December 31, 2011, corresponding to a joint liability of 51.82% of the amount.

The Company has guaranteed the financing contracts of the subsidiary Gerdau Açominas S.A. in the amounts of R$ 1,458,268 as of December 31, 2011.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company is a guarantor of subsidiary Empresa Siderúrgica del Perú S.A.A.  — Siderperú in a syndicated loan with an approved cap of US$ 150 million (R$ 281,370 as of December 31, 2011). On December 31, 2011, the amount disbursed totaled US$ 8 thousand (R$ 15). The Company is also the guarantor of this subsidiary in an extended credit facility of US$ 70 million (R$ 131,306 as of December 31, 2011).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1.5 billion (R$ 2,813,700 as of December 31, 2011).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61.5 billion, equivalent to US$ 35 million (R$ 65,653 as of December 31, 2011).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 8,354 as of December 31, 2011.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,344,750 as of December 31, 2011).

The Company is a guarantor of associate Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 46,895 as of December 31, 2011). The Company is also guarantor of the same associate in an agreement with BNP Paribas to finance 85% of the main limited to US$ 34.9 million (R$ 65,465 as of December 31, 2011). On this date the amount disbursed totaled US$ 32.9 million (R$ 61,672).

The Company provides guarantee to a line of credit to working capital to its associate Gerdau Corsa SAPI de C.V., with Banco BBVA, in the amount of US$ 44.5 million (R$ 83,473 as of December 31, 2011).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Trade Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,344,750 as of December 31, 2011).

The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing agreement with Santander Bank in the amount of US$ 40.5 million (R$ 75,970 as of December 31, 2011).

The Company is the guarantor of subsidiary Empresa Siderúrgica Del Peru S.A.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 80 million (R$ 150,064 as of December 31, 2011).

The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 60.9 million (R$ 114,154 as of December 31, 2011).

The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 10 million (R$ 18,758 as of December 31, 2011), US$ 35 million (R$ 65,653 as of December 31, 2011) and US$ 60 million (R$ 112,548 as of December 31, 2011).

The Company is the guarantor of subsidiary Aceros Corsa S.A. de C.V., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 73 million (R$ 136,970 as of December 31, 2011).

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company is the guarantor of subsidiary Siderúrgica Tultitlán S.A. de C.V., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 10.9 million (R$ 20,434 as of December 31, 2011).

d)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 490,931 as of December 31, 2011 (R$ 456,397 as of December 31, 2010), which corresponds to 149,462 debentures (161,071 as of December 31, 2010).

e)              Price and charge conditions

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 11.6% in December 31, 2011 (9.75% in December 31, 2010). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

f)                Management compensation

Gerdau S.A. paid to its management salaries and variable compensation a total amount of R$ 50,548 in December 31, 2011 (R$ 42,302 in December 31, 2010). In 2011, the contributions of Gerdau S.A. to management’s pension plans totaled R$ 0 — Defined benefit pension plan and R$ 1,190 — Defined contribution pension plan (R$ 415 and R$ 379 in December 31, 2010, respectively).

The stock options granted to management members is as follows:

										Accumulated stock options
Beginning of vesting period	2004	2005	2005	2006	2007	2008	2009	2010	2011
Exercises from	jan/09	jan 10	jan/08	jan/11	jan/12	jan/13	jan/14	jan/15	jan/16
Exercises until	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/18	dec/19	dec/20
Exercise price per share (R$)	6.78	10.58	10.58	12.86	17.50	26.19	14.91	29.12	22.61
Total granted to Board members	671,283	579,349	277,439	1,144,789	872,571	674,563	1,249,153	680,965	266,940	6,417,052
Exercised options	54,301	40,598	39,800	18,237	—	—	—	—	—	152,936
Canceled options	—	—	—	14,253	11,143	7,743	13,602	7,411	6,369	60,521

The cost with long-term incentive plans recognized in income attributable to members of Board of Directors and Management, totaled R$ 8,325 as of December 31, 2011 (R$ 7,230 on December 31, 2010).

NOTE 19 — EMPLOYEE BENEFITS

Considering all kinds of employee benefits granted by the Company and its subsidiaries, assets and liabilities as of December 31, 2011, are as follow:

	2011	2010
Actuarial assets - Defined contribution pension plan	533,740	437,072
Total assets	533,740	437,072

Actuarial liabilities - Defined benefit pension plan	473,450	382,857
Acturial liabilities - Post-employment health care benefit	343,552	272,302
Retirement and termination benefit liabilities	272,782	179,312
Total liabilities	1,089,784	834,471

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

a)    Post-employment defined benefit pension plan

The Company is the co-sponsors of defined benefit pension plans for almost all employees (“Açominas Plan” and “Gerdau Plan”). Includes the Brazilian plans which are managed by Gerdau - Sociedade de Previdência Privada, a pension entity that provides benefits that supplement the social security benefits of employees and retirees of the Company and subsidiaries in Brazil. The assets of these Plans consist mainly of investments in bank deposit certificates, federal government securities and marketable securities. The Açominas Plan is a plan wholly funded by the entity and its employees contributions and the Gerdau Plan is a plan wholly funded by the entity contributions.

On October 14, 2010, the Company, through Gerdau - Sociedade de Previdência Privada, approved in PREVIC (regulatory public agency for complementary social security in Brazil) the settlement of defined benefit plan (“Plano Gerdau” and “Plano Açominas”), in which the participants have the rights for the benefit settled. All participants of these plans, now settled, were able to: (i) choose to adhere a new defined contribution plan, when it was authorized to transfer the amount related to the individual mathematical reserve from the settled plan for the new plan and add amounts to this reserve trough future contributions and sponsors, plus the profitability resources; or (ii) do not transfer the reserve and maintain the benefit settled in the defined benefit plan, adjusted by the INPC (National Index of Consumer Prices). The new contribution defined plan was developed after analysis on the best complementary social security plans in Brazil, and based on the profile and the employees’ frequent necessities. The main objective is to offer a plan aligned with the market best practices.

Additionally, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) and together they represent North-American Plans that cover substantially all their employees and provide benefits that supplement the retirement benefits for the employees of Gerdau Ameristeel Corporation and its subsidiaries and Gerdau MacSteel. The assets of the Plans are comprised of investments, mainly in marketable securities and these plans are wholly funded.

The assumptions adopted for pension plans can have a significant effect on the amounts disclosed for these plans. Due to the migration process and the closing of Brazilian pension plans, the Company is not calculating the possible effects of changes in discount rates and expected return rate on assets for these plans. The possible effects of changes to the American Plans on the Consolidated Statement of Income are presented below:

	1% Increase	1% Decrease
Discount rate	(3,114)	3,999
Expected return on plan assets	(13,196)	13,189

The accumulated amount recognized in Comprehensive Income for employee benefits is R$ (994,105) (R$ (759,458) on December 31, 2010)

Brazilian plans

The current expense of the defined benefit pension plans is as follow:

	2011	2010	2009
Cost of current service	—	35,570	47,807
Cost of interest	46,891	133,099	122,140
Expected return on plan assets	(105,921)	(251,919)	(219,615)
Curtailment	—	(252,473)	—
Settlement	—	301,065	—
Expected contribution from employees	—	—	(11,359)
Net pension benefit	(59,030)	(34,658)	(61,027)

The reconciliation for assets and liabilities of the plans is as follow:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010
Total obligations	(313,788)	(100,360)
Fair value of the assets of the plan	690,002	867,737
Balance of assets	376,214	767,377
Restriction on actuarial assets due to restrictions of recovery	(376,214)	(767,377)
Net asset	—	—
Assets recognized	—	—

Changes in plan assets and actuarial liabilities were as follow:

	2011	2010	2009
Variation of the plan obligations
Obligation at the begining of the year	100,360	1,267,644	1,153,712
Cost of service	—	35,570	47,807
Cost of interest	46,891	133,099	122,140
Actuarial (gain) loss	259,379	(67,570)	(12,725)
Payments of the benefits	(20,302)	(44,956)	(42,775)
Curtailment	—	(252,473)	—
Settlement	(72,540)	(970,954)	—
Others	—	—	(515)
Obligation at the end of the year	313,788	100,360	1,267,644

	2011	2010	2009
Variation of the plan assets
Fair value of the plan assets at the begining of the year	867,737	2,308,824	1,837,694
Return of the plan assets	105,921	251,919	333,268
Contributions from sponsors	—	—	15,460
Contributions from participants	—	207	3,360
Actuarial gain (loss) on the assets	(102,867)	(23,691)	162,458
Payments of benefits	(20,302)	(44,956)	(42,775)
Settlement	(49,148)	(1,187,651)	—
Transfer to Defined contribution plan	(111,339)	(436,915)	—
Others	—	—	(641)
Fair value of plan assets at the end of the year	690,002	867,737	2,308,824

The fair value of plan assets include Company shares in the amount of R$ 405 (R$ 28,884 on December 31, 2010) and the shares from Metalúrgica Gerdau S.A., the parent Company, in the amount of R$ 12,647 (R$ 64,888 on December 31, 2010).

Amounts recognized as actuarial gains and losses in the Statement of Comprehensive Income are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009
Actuarial (gains) losses in plan assets	102,867	23,691	(162,458)
Actuarial (gains) losses in obligations	259,379	(67,570)	(12,725)
Actuarial losses (gains) in contributions from employees	—	(207)	7,999
Restriction effect recognized in Comprehensive Income	(391,163)	198,412	—
Actuarial (gains) losses recognized in Comprehensive Income	(28,917)	154,326	(167,184)

The historical actuarial gains and losses of the plan are as follows:

	2011	2010	2009	2008	2007
Present value of defined benefit obligation	(313,788)	(100,360)	(1,267,644)	(1,153,712)	(1,014,603)
Fair value of the plan assets	690,002	867,737	2,308,824	1,837,694	1,701,896
Superavit	376,214	767,377	1,041,180	683,982	687,293
Experience adjustments on plan liabilities (Gain)	259,379	(67,570)	(12,725)	25,106	14,836
Experience adjustments on plan assets (Gain)	102,867	23,691	(162,458)	65,071	(112,188)

Actuarial gains and losses are recognized in the period in which they occur and are recorded directly in comprehensive income.

The allocation for plan assets is shown below:

	2011
	Gerdau Plan	Açominas Plan
Fixed income	100.0%	97.7%
Structure finance	—	0.6%
Loans	—	1.7%
Total	100%	100%

	2010
	Gerdau Plan	Açominas Plan
Fixed income	72.4%	83.7%
Variable income	27.4%	13.8%
Structure finance	0.2%	0.2%
Real estate	—	0.3%
Loans	—	2.0%
Total	100%	100%

The investment strategy for the Gerdau Plan and Açominas Plan is based on a long-term macroeconomic scenario. This scenario assumes a reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates.

North American Plans

The current expense of the defined benefit pension plans is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009
Cost of current service	52,022	41,879	54,839
Cost of interests	98,565	83,278	83,360
Expected return on plan assets	(112,130)	(81,369)	(66,026)
Cost of past service	1,916	13,455	1,350
Curtailments effects	214	—	(45,581)
Net cost pension benefit	40,587	57,243	27,942

The reconciliation of plan assets and liabilities is as follows:

	2011	2010
Present value of defined benefit obligation	(2,093,983)	(1,627,430)
Fair value of the plan assets	1,494,350	1,253,595
Adjustment IFRIC 14	(2,144)	(9,022)
Total liabilities, net	(601,777)	(382,857)
Recognized asset	—	—
Recognized liabilities	(601,777)	(382,857)

Changes in plan assets and actuarial liabilities were as follows:

	2011	2010	2009
Variation of the benefits obligation
Obligation at the begining of the year	1,627,430	1,472,773	1,625,859
Cost of service	52,022	41,879	54,839
Cost of interests	98,565	83,278	83,360
Payments of the benefits	(82,828)	(55,155)	(58,955)
Reduction of losses	214	—	(45,580)
Actuarial losses (gains) on the obligation	127,161	123,378	195,775
Exchange variations	271,419	(38,723)	(382,525)
Obligation at the end of the year	2,093,983	1,627,430	1,472,773

	2011	2010	2009
Variation of the plan assets
Fair value of plan assets at the begining of the year	1,253,595	1,043,737	1,023,045
Return of the plan assets	112,130	81,369	66,026
Contributions from sponsors	127,526	137,272	122,270
Payments of benefits	(83,651)	(54,944)	(47,558)
Actuarial gains (losses) on the assets	(106,073)	47,237	74,924
Exchange variations	190,823	(1,076)	(194,970)
Fair value of plan assets at the end of the year	1,494,350	1,253,595	1,043,737

The past performance for actuarial gains and losses of the plan is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009	2008	2007
Present value of defined benefit obligation	(2,093,983)	(1,627,430)	(1,472,773)	(1,625,859)	(1,174,212)
Fair value of the plan assets	1,494,350	1,253,595	1,043,737	1,023,045	942,416
IFRIC 14 Adjustment	(2,144)	(9,022)	—	—	—
Deficit	(601,777)	(382,857)	(429,036)	(602,814)	(231,796)
Experience adjustments on plan liabilities (Gain)	127,161	123,378	195,775	(40,482)	(64,799)
Experience adjustments on plan assets (Gain)	106,073	(47,237)	(74,924)	392,123	(46,971)

Amounts recognized as actuarial gains and losses in comprehensive income are as follows:

	2011	2010	2009
Actuarial (gains) losses in plan assets	106,073	(47,237)	(74,924)
Actuarial losses (gains) in obligations	127,161	123,378	195,775
Actuarial losses recognized in Comprehensive Income	233,234	76,141	120,851

Gerdau Ameristeel has an Investment Committee that defines the investment policy for the defined benefit plans. The primary investment objective is to ensure the security of benefits that were accrued under the plans, providing an adequately funded asset pool which is separated and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund must invest in a manner that adheres to safeguards and diversification to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultants that advice and support Investment Committee decisions and recommendations.

The asset mix policy considers the principles of diversification and long-term investment goals, as well as liquidity requirements. To do this, the target allocation ranges between 60% in shares and 40% in debt securities. The policy also expresses that it will reallocate the assets of the plan when a class of assets reaches the minimum or maximum allocation and that this rebalancing will be done within a reasonable time.

The allocation of the assets of the plan as of December 31, 2011 is demonstrated below:

	2011	2010
Equity securities	52.1%	62.3%
Debt securities	40.5%	35.6%
Real estate	0.1%	0.2%
Others	7.3%	1.9%
	100%	100%

The table below shows a summary of the assumptions used for both the Company and consolidated to calculate and record the defined benefit plans in 2011 and 2010, respectively:

2011
	Gerdau Plan	Açominas Plan	North America Plan
Average discount rate	10.25%	10.25%	4.75%
Rate of increase in compensation	Not applicable	Not applicable	3.25% - 4.25%
Expected rate of return on assets	12.14%	12.10%	7.00% - 8.00%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and/or the service

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010
	Gerdau Plan	Açominas Plan	North America Plan
Average discount rate	10.25%	10.25%	5.25%
Rate of increase in compensation	8.68%	7.11%	3.25% - 4.25%
Expected rate of return on assets	12.08%	11.27%	7.00% - 8.50%
Mortality table	AT-2000 Basic, per sex	AT-2000 Basic, per sex	RP-2000CH
Mortality table of disabled	AT-2000 Basic, per sex	AT-2000 Basic, per sex	Rates by age
Rate of rotation	Based on service and salary level	None	Based on age and/or the service

The expected rate of return on assets is used to determine the increase on the assets of the benefit plans related to the investments expected for the next year. The real rate of return on investments is selected considering the allocation of the assets classes that backing the benefits and the expectations about the return of each investment category. This rate is reviewed annually and eventual changes are incorporated on the medium and long-term economic scenarios.

b)    Post-employment defined contribution pension plan

The Company and its subsidiaries in Brazil maintain a defined contribution plan to which contributions are made by the sponsor in a proportion of the contribution made by its exercising employees. The total cost to these plans was R$ 41.883 in 2011 (R$ 12,048 in 2010). This employee benefit plan has an actuarial surplus made by the portion that is not part of the account balance of the participants that opted out of the employment contract with the employer before eligibility of a benefit by the plan and the portion of the surplus from the settlement of the defined benefit plan as described in the letter “a ”, which may be used to compensate future contributions from the sponsors.

The subsidiary Gerdau Ameristeel Corporation has a defined contribution plan, where the total cost for these plans was R$ 33,837 in 2011 (R$ 31,155 in 2010).

c)    Post-employment health care benefit plan

The North American plan includes, in addition to pension benefits, specific health care benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are actuarially calculated. This plan is unfunded.

The net periodic cost of post-employment health care benefits is as follows:

	2011	2010	2009
Current service cost	3,574	2,906	4,100
Interests Costs	15,542	13,917	13,576
Curtailments effects	—	—	(14,312)
Net cost pension benefit	19,116	16,823	3,364

The status of the funds post-employment health benefits is as follows:

	2011	2010
Present value of obligations	(343,713)	(272,302)
Total net liabilities	(343,713)	(272,302)

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

Changes in plan assets and actuarial liabilities were as follows:

	2011	2010	2009
Change in benefit obligation
Benefit obligation at beginning of the year	272,302	243,156	281,290
Cost of service	3,574	2,906	4,100
Cost of interest	15,542	13,917	13,576
Contributions from participants	2,767	2,601	2,648
Payment of benefits	(16,627)	(13,210)	(11,474)
Curtailments and termination benefits	—	—	(14,311)
Medical subsidy	1,953	332	—
Actuarial losses in obligations	30,330	29,170	30,089
Exchange variations	33,872	(6,570)	(62,762)
Benefit obligation at the end of the year	343,713	272,302	243,156

	2011	2010	2009
Change in plan assets
Contributions from sponsors	11,384	13,210	11,474
Contributions from participants	2,767	—	—
Medical subsidy	1,953	—	—
Payments of benefits	(16,104)	(13,210)	(11,474)
Fair value of plan assets at end of the year	—	—	—

The past performance of actuarial gains and losses of the plan is as follows:

	2011	2010	2009	2008	2007
Present value of defined benefit obligation	(343,713)	(272,302)	(243,156)	(281,290)	(218,046)
Deficit	(343,713)	(272,302)	(243,156)	(281,290)	(218,046)
Experience adjustments on plan liabilities	30,330	29,170	30,089	(16,796)	2,007

The amounts recognized as actuarial gains and losses in Comprehensive Income are as follows:

	2011	2010	2009
Losses on actuarial obligation	30,330	29,170	30,089
Actuarial losses recognized in Equity	30,330	29,170	30,089

The accounting assumptions adopted for post-employment health benefits are as follows:

	2011	2010
Average discount rate	4.75%	5.25%
Health treatment - rate assumed next year	8.00%	8.00%
Health treatment - Assumed rate of decline in the cost to achieve in the years of 2016 to 2019 (as of 2011) and 2016 to 2017 (as of 2010)	5.00% - 5.50%	5.00% - 5.50%

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The assumptions adopted for post-employment health benefits have a significant effect on the amounts disclosed for post-employment health benefits plans. The change of one point percentage on rates of health benefits post-employment would have the following effects:

	1% Increase	1% Decrease
Effect over total service costs and interest costs	2,626	(2,142)
Effect over benefit plan obligations	47,244	(38,934)

d)    Other retirement and termination benefits

The Company estimates that the amount payable to executives upon their retirement or termination is R$ 272,782 in December 31, 2011 (R$ 179,312 as of December 31, 2010).

These amounts refer principally to the “Social Plan” sponsored by Corporación Sidenor and its subsidiaries approved by the representatives of the employees. The Plan allows a productivity increase by reducing jobs, which is made possible by an investment plan in technological improvements.

The objective of the Plan is to promote the rejuvenation of the work force by contracting younger employees as older employees retire.

The benefits of this plan provide a compensation supplement up to retirement date, cost of living allowance, and other benefits as a result of termination and retirement of the employees.

NOTE 20 — ENVIRONMENTAL LIABILITIES

The steel industry uses and generates substances that may damage the environment. The Company’s management performs frequent surveys with the purpose of identifying potentially impacted areas and records based on best cost estimate, the amounts estimated for investigation, treatment and cleaning of potentially affected sites, totaling R$ 68,419 as of December 31, 2011 (R$ 72,093 as of December 31, 2010) (R$ 31,798 and R$ 29,191 in Current Liabilities as of December 31, 2011 and December 31, 2010, respectively, and R$ 36,621 and R$ 42,902 in Non-Current Liabilities as of  December 31, 2011 and December 31, 2010, respectively), which R$ 20,121 (R$ 20,974 as of December 31, 2010) is related for Brazilian subsidiaries and R$ 48,298 (R$ 51,119 as of December 31, 2010) related to foreign subsidiaries. The Company used estimates and assumptions to determine the amounts involved, which can vary in the future, due to the final investigations and the determination of the actual environmental impact.

The Company and its subsidiaries believe they are compliant with all the applicable environmental regulations in the countries where they operate.

NOTE 21 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase by new shares subscription, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

The reconciliation of common and preferred outstanding shares, at the beginning and at the end of periods is presented below:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011		2010		2009
	Common shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Balance at beginning of the year	503,903,035	1,000,912,831	494,888,956	925,709,735	494,888,956	925,519,331
Treasure shares acquiring	—	(4,100,000)	—	(1,700,000)	—	(500,000)
Issuance shares	68,026,910	134,830,100	9,014,079	76,407,413	—	—
Exercise of stock options	—	1,325,480	—	495,683	—	690,404
Balance at the end of the year	571,929,945	1,132,968,411	503,903,035	1,000,912,831	494,888,956	925,709,735

Primary Public Offering of Company Shares: On March 21, 2011, Gerdau S.A. announced a primary public offering of shares. On April 12, 2011, the Board of Directors of Gerdau SA approved the issuance of 68,026,910 common shares and 134,830,100 preferred shares, totaling a capital increase of R$ 3,597,829 (net of capital increase costs of R$ 58,870), undertaken in the context of the primary public offering of Company shares. As a result of the issuance of shares, the capital of the Company increased from R$ 15,651,352 to R$ 19,249,181.

On December 31, 2011, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, in a total capital of R$ 19,249,181 (net of capital increase expenses). On December 31, 2010, 505,600,573 common shares and 1,011,201,145 preferred shares are subscribed and paid up, in a total capital of R$ 15,651,352. The shares are distributed as follows:

	Shareholders
	2011
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	23,811,051	4.2	191,637,962	16.7	215,449,013	12.4
Foreign institutional investors	24,316,585	4.2	501,052,151	43.7	525,368,736	30.6
Other shareholders	74,089,655	12.9	187,436,814	16.4	261,526,469	15.2
Treasury stock	1,697,538	0.3	13,062,834	1.1	14,760,372	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

	2010
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	387,232,264	76.6	321,839,377	31.8	709,071,641	46.7
Brazilian institutional investors	26,904,285	5.3	131,324,132	13.0	158,228,417	10.4
Foreign institutional investors	16,323,426	3.2	334,866,881	33.1	351,190,307	23.2
Other shareholders	73,443,060	14.6	212,882,441	21.1	286,325,501	18.9
Treasury stock	1,697,538	0.3	10,288,314	1.0	11,985,852	0.8
	505,600,573	100.0	1,011,201,145	100.0	1,516,801,718	100.0

	2009
Shareholders	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	378,218,185	76.2	271,353,662	29.0	649,571,847	45.4
Brazilian institutional investors	20,810,696	4.2	136,854,752	14.6	157,665,448	11.0
Foreign institutional investors	24,749,272	5.0	328,887,708	35.2	353,636,980	24.7
Other shareholders	71,110,803	14.3	188,613,613	20.2	259,724,416	18.1
Treasury stock	1,697,538	0.3	9,083,997	1.0	10,781,535	0.8
	496,586,494	100.0	934,793,732	100.0	1,431,380,226	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury shares - changes in treasury shares are as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	10,288,314	160,848
Repurchases	—	—	4,100,000	84,927
Exercise of stock options	—	—	(1,325,480)	(9,133)
Closing balance	1,697,538	557	13,062,834	236,642

	2010
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,083,997	124,128
Repurchases	—	—	1,700,000	44,620
Exercise of stock options	—	—	(495,683)	(7,900)
Closing balance	1,697,538	557	10,288,314	160,848

	2009
	Common shares	R$	Preferred shares	R$
Opening balance	1,697,538	557	9,274,401	122,263
Repurchases	—	—	500,000	11,071
Exercise of stock options	—	—	(690,404)	(9,206)
Closing balance	1,697,538	557	9,083,997	124,128

As of December 31, 2011, the Company had 13,062,834 preferred shares in treasury (10,288,314 and 9,083,997 during the years ended December 31, 2010 and 2009, respectively), totaling R$ 236,642 (R$ 160,848 and R$ 124,128 during the years ended December 31, 2010 and 2009, respectively). These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. During 2011, 1,325,480 shares were delivered for the exercise of stock options (495,683 and R$ 690,404 during the years ended December 31, 2010 and 2009, respectively) with losses of R$ 9,133 (R$ 7,900 and R$ 9,206 during the years ended December 31, 2010 and 2009, respectively), which were recorded in the Retained Earnings. The average acquisition cost of these shares was R$ 18.11 (R$ 15.65 and R$ 13.66 during the years ended December 31, 2010 and 2009, respectively).

c) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined in the corporate books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

d) Stock options plan — consists of the expense recorded due to the stock option plan and by the exercised stock options.

e) Retained earnings - consist of earnings not distributed to the shareholders and include the reserves required by the Company bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income for each year determined in its corporate books in accordance with Brazilian accounting practices to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares.

f) Other reserves - Include: unrealized actuarial gains and losses on postretirement benefits, cumulative translation differences, unrealized gains and losses on net investment hedge, unrealized gains and losses on cash flow hedges and unrealized gains and losses on available for sale securities.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

g) Dividends and interest on capital - the shareholders have a right to receive a minimum annual mandatory dividend equal to 30% of adjusted net income arrived at in its corporate records prepared in accordance with the accounting practices adopted in Brazil. The Company calculated interest on shareholders´ capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as a financial expense for tax purposes. For presentation purposes, this amount was recorded as dividends and did not affect net income. The related tax benefit from the reduction in income tax and social contribution on net income was R$ 52,198 for the year.

The interest on capital and dividends totaling R$ 596,733 credited during the year, as follows:

	2011	2010	2009
Net income	2,005,727	2,142,488	1,121,966
Constitution of legal reserve	(100,286)	(107,124)	(56,143)
Constitution of the tax incentives reserve	(42,139)	(113,914)	(93,428)
Adjusted net income	1,863,302	1,921,450	972,395

Earnings in year

Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	2,011	2,010	2,009
1st quarter	Interest					—	170,297	—
1st quarter	Dividends	0.06	1,705,741	5/19/2011	5/27/2011	102,234	—	—
2nd quarter	Dividends					—	198,689	—
2nd quarter	Interest	0.09	1,705,811	8/15/2011	8/25/2011	153,523	—	—
3rd quarter	Interest					—	170,417	106,539
3rd quarter	Dividends	0.12	1,704,867	11/21/2011	11/30/2011	204,584	—	—
4th quarter	Dividends	0.08	1,704,898	2/27/2012	3/8/2012	136,392	90,289	255,708
Interest on capital and dividends						596,733	629,692	362,247
Credit per share (R$)						0.35	0.44	0.25

The remaining income for the year was transferred to a statutory reserve for investments and working capital in accordance with Company by-laws.

NOTE 22 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile net income to the amounts used to calculate the basic and diluted earnings per share.

Basic

	2011
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	671,943	1,333,784	2,005,727
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	550,305,197	1,092,338,207

Earnings per share (in R$) — Basic	1.22	1.22

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	743,897	1,398,591	2,142,488
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	930,434,530

Earnings per share (in R$) — Basic	1.50	1.50

	2009
	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Allocated net income available to common and preferred shareholders	390,864	731,102	1,121,966
Basic denominator
Weighted-average outstanding shares, after deducting the average tresuary shares	494,888,956	925,676,955

Earnings per share (in R$) — Basic	0,79	0,79

Diluted

	2011	2010	2009
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,333,784	1,398,591	731,102
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	769	1,141	786
	1,334,553	1,399,732	731,888

Net income allocated to common shareholders	671,943	743,897	390,864
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(769)	(1,141)	(786)
	671,174	742,756	390,078

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	550,305,197	494,888,956	494,888,956
Preferred Shares
Weighted-average number of preferred shares outstanding	1,092,338,207	930,434,530	925,676,955
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,881,752	2,188,845	2,864,129
Total	1,094,219,959	932,623,375	928,541,084

Earnings per share — Diluted (Common and Preferred Shares)	1.22	1.50	0.79

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company does not have instruments that were not included in the calculation of diluted EPS because they were antidilutive.

NOTE 23 — NET SALES REVENUE

The net sales revenues for the year are composed of:

	2011	2010	2009
Gross sales	39,819,986	35,666,379	30,124,727
Taxes on sales	(3,504,137)	(3,630,036)	(3,031,102)
Discounts	(909,069)	(643,134)	(553,575)
Net sales	35,406,780	31,393,209	26,540,050

NOTE 24 - LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or persons who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options shall be exercised in a maximum of five years after the grace period. The Stock Options Plan establishes that 75% of the options granted to management are exercisable only if they met the performance goals established by the Executive Committee.

a)         Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2011(*)	Balance on December 31, 2010	Granted	Cancelled	Exercised	Balance on December 31, 2011

2004	6.78	5 anos	16.92	988,582	—	—	(110,218)	878,364
2005	10.58	3 anos	16.92	388,468	—	—	(13,440)	375,028
2005	10.58	5 anos	16.92	932,681	—	—	(90,583)	842,098
2006	12.86	5 anos	16.92	1,624,621	—	—	(103,495)	1,521,126
2007	17.50	5 anos	16.92	1,280,299	—	(25,028)	(8,142)	1,247,129
2008	26.19	5 anos	16.92	1,083,020	—	(30,208)	—	1,052,812
2009	14.91	5 anos	16.92	2,169,970	—	(58,728)	(10,064)	2,101,178
2010	29.12	5 anos	16.92	1,607,567	—	(32,467)	(2,281)	1,572,819
2011	22.61	5 anos	16.92	—	1,444,131	(39,984)	(6,737)	1,397,410
				10,075,208	1,444,131	(186,415)	(344,960)	10,987,964

(*) Accumulated average price of the share in the period

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2010(*)	Balance on December 31, 2009	Granted	Cancelled	Exercised	Balance on December 31, 2010

2004	6.78	5 anos	25.02	1,106,729	—	(4,702)	(113,445)	988,582
2005	10.58	3 anos	25.02	426,401	—	(1,963)	(35,970)	388,468
2005	10.58	5 anos	25.02	1,107,268	—	(3,926)	(170,661)	932,681
2006	12.86	5 anos	25.02	1,682,616	—	(25,562)	(32,433)	1,624,621
2007	17.50	5 anos	25.02	1,336,760	—	(22,836)	(33,625)	1,280,299
2008	26.19	5 anos	25.02	1,128,810	—	(42,553)	(3,237)	1,083,020
2009	14.91	5 anos	25.02	2,247,050	—	(46,531)	(30,549)	2,169,970
2010	29.12	5 anos	25.02	—	1,631,157	(23,590)	—	1,607,567
				9,035,634	1,631,157	(171,663)	(419,920)	10,075,208

(*) Accumulated average price of the share in the period

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average market price - 2009(*)	Balance on January 01, 2009	Granted	Cancelled	Exercised	Balance on December 31, 2009

2003	2.65	5 years	20.64	62,106	—	—	(62,106)	—
2004	6.78	5 years	20.64	1,349,859	—	—	(243,130)	1,106,729
2005	10.58	3 years	20.64	470,263	—	(5,555)	(38,307)	426,401
2005	10.58	5 years	20.64	1,155,565	—	—	(48,297)	1,107,268
2006	12.86	5 years	20.64	1,839,817	—	(7,097)	(150,104)	1,682,616
2007	17.50	5 years	20.64	1,455,728	—	(12,079)	(106,889)	1,336,760
2008	26.19	5 years	20.64	1,180,300	—	(13,477)	(38,013)	1,128,810
2009	14.91	5 years	20.64	—	2,286,172	(35,529)	(3,593)	2,247,050
				7,513,638	2,286,172	(73,737)	(690,439)	9,035,634

(*) Accumulated average price of the share in the period

As of December 31, 2011, the Company has a total of 13.062.834 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

b) Historical grant of long term incentives:

	Grant
	2004	2005	2006	2007	2008	2009	2010	2011	Average
Total options granted	1,599,568	2,342,448	1,979,674	1,556,502	1,202,974	2,286,172	1,631,157	1,444,131
Exercise price- R$	6.78	10.58	12.86	17.50	26.19	14.91	29.12	22.61	16.67
Fair value of options on the granting date - R$ per option (*)	5.77	5.20	8.66	15.30	21.22	6.98	13.07	11.32	10.08
Average exercise period on the grant date (years)	5	5	5	5	5	5	5	5

(*) Calculated considering the model of Black-Scholes.

The total of options exercisable on December 31, 2011 is 3,616,616 (2,309,731 and 1,533,130 on December 31, 2010 and 2009, respectively).

The percentage of interest dilution, in which, eventually, the shareholders can be diluted in case of all options being exercised, is approximately 0.7%.

The long-term incentive plans costs recognized in the net income was R$ 15,318 on December 31, 2011 (R$ 13,730 and R$ 10,001 on December 31, 2010 and 2009, respectively).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

	Grant 2011	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.06%	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.15%	57.95%	57.81%	37.77%	38.72%	41.51%	38.72%	43.31%
Risk-free rate of return	11.85%	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by the employees.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in preferred shares, awards may be settled in cash or preferred shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a preferred share on the date of the award.  The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 12, 2010, an award of approximately US$ 11.8 million (R$ 20.8 million) was granted to participants under the EIP for 2010 performance.  Gerdau Ameristeel issued 1,728,689 equity-settled SARs, 277,621 RSUs, and 396,602 PSUs under this plan.  This award is being accrued over the vesting periods, which consider a period between 4 and 5 years.

On March 16, 2011, an award of approximately US$ 11.2 million (R$ 18.2 million) was granted to participants under the EIP for 2011 performance. The Company issued 1,280,082 equity-settled SARs, 107,286 RSUs, and 214,572 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP.  All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On December 31, 2011, there were 2,353,529 cash-settled SARs, 1,140,032 stock options, and 198,769 phantom shares outstanding under the LTIP. This award is being accrued over the vesting period of 4 years.

On August 30, 2010, Gerdau S.A. indirectly acquired all of the outstanding common shares of Gerdau Ameristeel not already owned, directly or indirectly. In connection with the acquisition, all outstanding Options, SARs, PSUs, RSUs, and Phantom Shares were converted to awards in respect of American Depository Receipts of Gerdau S.A. (“ADR”), which represents the right to receive preferred shares of Gerdau S.A.  The conversion was based on the relative value of a common share of Gerdau Ameristeel to an ADR as at the closing of the arrangement in order to maintain an equivalent intrinsic value of the award at the time of the exchange.  A conversion factor was applied of 0.7993 (the “conversion factor”), equal to the final closing price of a common share of the Gerdau Ameristeel on the New York Stock Exchange (“NYSE”) divided by the closing price of an ADR on the NYSE on August 27, 2010, the last trading day for the Gerdau Ameristeel’s common shares.

All amounts (e.g. grants, exercises, forfeitures, weighted average fair value, fair value, etc.) disclosed in this footnote regarding share-based activity prior to August 30, 2010 (the “modification date”) are on a pre-conversion basis in respect of the Gerdau Ameristeel’s common shares.  All amounts disclosed related to activity after the modification date are on a post-conversion basis in respect of ADRs.

Modification expenses for equity-settled awards are recognized if the effect of the modification increases the total fair value of the equity-settled awards or is otherwise beneficial to the employee.  The incremental fair value granted is the difference between the fair value of the modified equity award and that of the original award, both estimated at the date of modification.  If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the remaining vesting period while the original grant date fair value of the original equity award continues to be recognized in accordance with the original vesting period.  If the modification occurs after vesting date, the incremental fair value granted is recognized immediately. The modification date fair value of all of the Company’s

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

equity settled awards was less than the fair value of the original awards at the modification date.  As such, no incremental expense was recognized by Gerdau Ameristeel. The modification did not impact the Company’s classification of equity-settled and cash-settled awards.

During the years ended December 31, 2011 and 2010, the compensation costs recognized for all equity-settled awards were US$ 0.8 million (R$ 1.3 million) and US$ 2.7 million (R$ 4.8 million), respectively. The Company recorded compensation expense of US$ (8.6) million (R$ (14.4) million) and US$ 9.3 million (R$ 16.4 million), respectively, related to cash-settled awards for the years ended December 31, 2011 and 2010.

On December 31, 2011 and 2010, the outstanding liability for share-based payment transactions included in other non-current liabilities in the Company’s consolidated balance sheets was US$ 7.7 million (R$ 14.4 million) and US$ 19.9 million (R$ 33.2 million), respectively.  The total intrinsic value of share-based liabilities for which the participant’s right to exercise had vested was US$ 3.1 million (R$ 5.8 million) and US$ 5.1 million (R$ 8.5 million) as of December 31, 2011 and 2010, respectively.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADRs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period.  On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

During the year ended December 31, 2010, all Phantom Shares were converted into awards with respect to ADRs (based on the conversion value). This conversion did not have a significant impact on the Company’s consolidated financial statements.

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the exercise price. The exercise price is set at the closing price of the underlying reference shares on the date of grant. SARs vest over a four to five year period and expire ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value. The Company has both equity-settled and cash-settled SARs.  For SARs accounted for as equity-settled, the fair value is estimated only at the date of grant.  For SARs accounted for as cash-settled, the fair value is remeasured at each balance sheet reporting date.

The grant date fair value of equity-settled SARs granted during the years ended December 31, 2011 and 2010 was US$ 7.04 and US$ 4.56 (R$ 11.79 and R$ 7.64) and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2011	2010
Dividend yield	2.56%	2.77%
Volatility in the price of the share	52.75%	60.99%
Free rate of return risk	11.85%	12.73%
Expected period to maturity	6.51 years	6.51 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions.  Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs give the holder the right to receive a specified number of ADRs at the specified vesting date. As determined by the Company, the RSUs vest over a five-year period. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the RSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of an RSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of RSUs was US$ 13 and US$ 7.89 (R$ 21.78 and R$ 13.88) for RSUs granted during the years ended December 31, 2011 and 2010, respectively.

During the year ended December 31, 2010, all RSUs were converted to awards in respect of ADRs (based on the conversion factor) which resulted in a weighted-average modification date fair value of US$ 9.87 (R$ 16.45).

Performance Share Units (PSUs)

PSUs give the holder the right to receive one ADR for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Gerdau S.A. on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted that is exercised depends on the Company’s performance over the performance period against pre-established performance goals. Compensation expense related to each PSU grant was recognized over the performance period based on the fair value of the PSUs on the grant date and the number of units expected to vest.  On the date of grant, the fair value of a PSU is equal to the fair value of the underlying reference shares.  The weighted-average grant date fair value of PSUs was US$ 13 and US$ 7.89 (R$ 21.78 and R$ 13.88) for PSUs granted during the year ended December 31, 2011 and 2010, respectively.

During the year ended December 31, 2010, all PSUs were converted to awards in respect of ADRs (based on the conversion factor) which resulted in a weighted-average modification date fair value of US$ 9.87 (R$ 16.45).

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted under the EIP during the years ended December 31, 2011 and 2010.

During the year ended December 31, 2010, all of the Gerdau Ameristeel’s stock options were converted to awards in respect of ADRs (based on the conversion factor). Gerdau Ameristeel revalued the original awards at the modification date and also fair valued the new awards at the modification date. Both values were derived using the Black-Scholes option-pricing model. The modification date fair value of the new awards was less than the fair value of the original awards at the modification date. As such, no incremental expense was recognized by Gerdau Ameristeel.

The summary of stock option activity prior to the modification date was as follows ($000s):

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2010			2009
	Number of shares	Average market price in the year		Number of shares	Average market price in the year
		US$	R$		US$	R$
Available at beginning of the year	2,828,498	5.79	9.65	1,307,036	9.13	15.90
Options Granted	—	—	—	2,002,116	3.48	6.06
Options Exercised (a)	(299,589)	3.09	5.15	(108,590)	1.98	3.45
Options Cancelled	(355,193)	5.11	8.51	(372,064)	6.18	10.76
Exchange for options of Gerdau S.A.	(2,173,716)	10.99	18.31	—	—	—
Available at the end of the year	—	—	—	2,828,498	5.79	10.08

Shares exercised	—			665,320

(a) The weighted-average exercise price was computed based on the date of exercise.

The summary of the stock options for the year ended on December 31, 2010 is as follows:

	December 31, 2010(b)
	Number of Shares	Weighted Exercise Price
		US$	R$
Activity prior to the Gerdau acquisition
Outstanding at the beginning of the year	2,828,498	5.79	9.65
Exercised (b)	(299,589)	3.09	5.15
Forfeited	(355,193)	5.11	8.51
Outstanding at the date of Gerdau acquisition	2,173,716	10.99	18.31

Activity upon the Gerdau Acquisition (modification date):
Outstanding at the date of Gerdau acquisition	2,173,716	10.99	18.31
Exchange of options of Gerdau S.A.	(2,173,716)	10.99	18.31
Replacement options (referenced to Gerdau S.A. ADRs)	1,737,318	7.86	13.10
Outstanding upon modification	1,737,318	7.86	13.10

Activity subsequent to the Gerdau Acquisition:
Outstanding upon modification	1,737,318	7.86	13.10
Exercised (c)	(96,727)	4.11	6.85
Outstanding at the end of the period	1,640,591	8.08	13.46

Options exercisable at end of year	712,272	10.15	16.91

(b) The number of shares and weighted average exercise price prior to the replacement of options which resulted from the Gerdau Acquisition were referenced to preferred shares of the Company.  After the replacement of options, the number of shares and weighted average exercise price are referenced to Gerdau S.A. ADRs.

(c) The weighted-average exercise price was computed based on the date of exercise.

The summary of stock option activity after the modification date was as follows ($000s):

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011			2010
	Number of shares	Average market price in the year		Number of shares	Average market price in the year
		US$	R$		US$	R$
Available at beginning of the year	1,640,591	8.08	15.16	1,737,318	7.86	13.10
Options Exercised (d)	(191,887)	3.23	6.06	(96,727)	4.11	6.85
Available at the end of the year	1,448,704	8.72	16.36	1,640,591	8.08	13.46

Options exercisable at end of year	775,074	9.99	18.74	712,272	10.15	16.91

(d) The weighted-average exercise price was computed based on the date of exercise.

The following table summarizes information about options outstanding at December 31, 2011:

Exercise price range	Quantity available	Average period of grace (in years)	Average price of the year		Number exercisable at December 31, 2011
			US$	R$
US$ 2.25 to US$ 4.35 (R$ 4.22 to R$ 8.16)	885,316	6.6	4.19	7.86	374,264
US$ 11.89 to US$ 13.64 (R$ 22.30 to R$ 25.59)	338,966	4.9	13.19	24.74	267,654
US$ 19.84 (R$ 37.22)	224,422	6.2	19.84	37.22	133,156
	1,448,704				775,074

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau MacSteel Inc and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. Preferred Share at the date the award of phantom stock is made, based in the average price of Preferred Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 0.8 million (R$ 1.5 million) was earned by participants in 2011 and was granted 41% in SARs, 39% in Performance Shares and 20% in Restrict Shares. In 2010, an award of approximately US$ 1.1 million (R$ 1.83 million) was earned by participants and was granted 44% in SARs, 37% in Performance Shares and 19% in Restrict Shares.

Subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Performance shares:

	Grant 2011	Grant 2010
Dividend Yield	2.56%	2.77%
Volatility in the price of share	52.75%	60.99%
Free rate of return risk	11.85%	12.73%
Expected period to maturity	4.26 years	3.25 years

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

SARS, Restricted Shares and Phantom Shares

	Grant 2011	Grant 2010
Dividend Yield	2.56%	2.77%
Volatility in the price of share	52.75%	60.99%
Free rate of return risk	11.85%	12.73%
Expected period to maturity	5.76 years	4.76 years

As of December 31, 2011 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 1.3 million (R$ 2.4 million), and the average period for recognizing these costs was 4.5 years.

NOTE 25 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

The Company segments are as follows: Brazil Operation (includes operations in Brazil, except Special Steels), North America Operation (includes all operations in North America, except those of Mexico and Special Steels - Macsteel), Latin America Operation (includes all operations in Latin America, except Brazil) and Special Steel Operation (including special steel operations in Brazil, Europe, the United States and India).

	Business Segments
	2011
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	13,532,053	10,810,777	4,382,887	7,516,521	(835,458)	35,406,780
Cost of sales	(11,274,551)	(9,682,223)	(3,820,975)	(6,370,592)	850,109	(30,298,232)
Gross profit	2,257,502	1,128,554	561,912	1,145,929	14,651	5,108,548
Selling expenses	(329,371)	(95,521)	(90,950)	(87,857)	(48)	(603,747)
General and administrative expenses	(959,499)	(357,555)	(177,414)	(245,984)	(57,485)	(1,797,937)
Other operating income (expenses)	54,934	1,550	10,705	7,770	34,523	109,482
Equity in earnings of unconsolidated companies	—	76,008	357	(35,141)	21,438	62,662
Operational (Loss) income before financial income (expenses) and taxes	1,023,566	753,036	304,610	784,717	13,079	2,879,008
Financial income	251,739	27,360	23,559	138,753	14,391	455,802
Financial expenses	(322,921)	(139,746)	(99,703)	(225,785)	(182,302)	(970,457)
Exchange variations, net	(18,645)	(15,872)	17,693	10,263	58,318	51,757
Gain and losses on derivatives, net	(1,339)	(68,696)	877	—	3,720	(65,438)
Income before taxes	932,400	556,082	247,036	707,948	(92,794)	2,350,672
Income and social contribution taxes	56,989	(85,604)	(86,087)	(211,681)	73,287	(253,096)
Net income	989,389	470,478	160,949	496,267	(19,507)	2,097,576

Supplemental information:
Net sales between segments	842,261	129,305	135,894	202,619	5,390	1,315,469
Depreciation/amortization	841,257	423,500	132,787	367,924	6,413	1,771,881
Investments in associates and jointly-controlled entities	—	266,519	837,897	23,032	227,843	1,355,291
Total assets	15,216,676	14,438,588	6,882,443	10,661,967	2,782,120	49,981,794
Total liabilities	6,392,614	4,566,438	3,409,517	5,369,311	3,724,111	23,461,991

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	Business Segments
	2010
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	13,013,351	8,835,777	3,487,531	6,610,887	(554,337)	31,393,209
Cost of sales	(10,179,791)	(7,997,509)	(3,021,612)	(5,312,148)	637,584	(25,873,476)
Gross profit	2,833,560	838,268	465,919	1,298,739	83,247	5,519,733
Selling expenses	(288,448)	(83,971)	(76,270)	(102,839)	(19)	(551,547)
General and administrative expenses	(855,921)	(435,400)	(161,599)	(250,046)	(102,948)	(1,805,914)
Reversal of impairment losses	—	—	—	336,346	—	336,346
Other operating income (expenses)	(3,083)	1,880	38,639	(22,003)	91,047	106,480
Equity in earnings of unconsolidated companies	—	31,450	15,624	(20,368)	12,748	39,454
Operational (Loss) income before financial income (expenses) and taxes	1,686,108	352,227	282,313	1,239,829	84,075	3,644,552
Financial income	168,903	(3,970)	36,172	229,348	(134,890)	295,563
Financial expenses	(382,927)	(256,627)	(70,538)	(226,223)	(161,318)	(1,097,633)
Exchange variations, net	130,959	29,669	20,565	(7,979)	(68,850)	104,364
Gain and losses on derivatives, net	—	—	(2,152)	10,253	4,291	12,392
Income before taxes	1,603,043	121,299	266,360	1,245,228	(276,692)	2,959,238
Income and social contribution taxes	(418,482)	26,288	(40,722)	(359,086)	290,143	(501,859)
Net income	1,184,561	147,587	225,638	886,142	13,451	2,457,379

Supplemental information:
Net sales between segments	1,882,903	135,791	—	242,683	385,897	2,647,274
Depreciation/amortization	946,413	436,488	136,433	381,289	(7,549)	1,893,074
Investments in associates and jointly-controlled entities	—	217,641	804,832	26,993	215,054	1,264,520
Total assets	13,830,985	12,718,294	5,931,001	9,964,761	446,219	42,891,260
Total liabilities	5,157,551	6,346,213	2,882,484	5,380,224	2,886,884	22,653,356

	Business Segments
	2009
	Brazil Operation	North America Operation	Latin America Operation	Special Steels Operation	Eliminations and Adjustments	Consolidated
Net sales	10,596,318	8,293,434	3,137,088	4,777,119	(263,909)	26,540,050
Cost of sales	(7,516,373)	(7,703,052)	(3,069,705)	(4,383,848)	367,428	(22,305,550)
Gross profit	3,079,945	590,382	67,383	393,271	103,519	4,234,500
Selling expenses	(214,426)	(50,392)	(65,983)	(98,670)	(141)	(429,612)
General and administrative expenses	(754,915)	(435,418)	(183,591)	(273,916)	(66,654)	(1,714,494)
Impairment of assets	—	(165,134)	(136,491)	(770,565)	—	(1,072,190)
Reestructure costs	—	(49,238)	—	(101,469)	—	(150,707)
Other operating income (expenses)	(12,882)	(7,641)	(6,200)	80,199	34,871	88,347
Equity in earnings of unconsolidated companies	—	(15,578)	(61,840)	(37,506)	5,967	(108,957)
Operational (Loss) income before financial income (expenses) and taxes	2,097,722	(133,019)	(386,722)	(808,656)	77,562	846,887
Financial income	126,568	69,544	44,400	91,085	104,639	436,236
Financial expenses	(356,344)	(333,479)	(99,924)	(244,995)	(251,626)	(1,286,368)
Exchange variations, net	1,236,743	(76,573)	44,293	40,416	(183,996)	1,060,883
Gain and losses on derivatives, net	(22,122)	—	(4,393)	(46,673)	47,010	(26,178)
Income before taxes	3,082,567	(473,527)	(402,346)	(968,823)	(206,411)	1,031,460
Income and social contribution taxes	(770,960)	237,467	77,800	355,282	73,459	(26,952)
Net income	2,311,607	(236,060)	(324,546)	(613,541)	(132,952)	1,004,508

Supplemental information:
Net sales between segments	1,749,444	92,107	44,634	130,564	253,205	2,269,954
Depreciation/amortization	736,880	558,108	85,316	389,841	(24,826)	1,745,319
Investments in associates and jointly-controlled entities	—	258,758	814,356	17,112	109,684	1,199,910
Total assets	13,513,608	13,673,637	5,461,071	10,599,300	1,335,700	44,583,316
Total liabilities	5,565,052	6,771,622	2,270,956	5,792,095	2,178,798	22,578,523

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Consolidated Financial Statements.

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

					Geographic Area
	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2011	2011	2011	2011	2011
Net sales	15,420,736	4,382,887	13,359,007	2,244,150	35,406,780
Total assets	21,328,121	6,882,443	19,700,246	2,070,984	49,981,794

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2010	2010	2010	2010	2010
Net sales	15,039,852	3,487,531	11,126,942	1,738,884	31,393,209
Total assets	17,999,525	5,931,001	16,754,876	2,205,858	42,891,260

	Brazil	Latin America (1)	North America (2)	Europe/Asia	Consolidated
	2009	2009	2009	2009	2009
Net sales	12,436,068	3,137,088	9,465,451	1,501,443	26,540,050
Total assets	18,466,036	5,461,071	17,943,356	2,712,853	44,583,316

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

The IFRS standard requires that the Company disclose the revenue per product unless the information is not available and the cost to obtain it would be excessive. Additionally, the management does not consider this information useful for its decision making process, because it would aggregate sales for different markets with different currencies, subject to the effects of exchange rate variances. Pattern of steel consumption and price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, thus the information would not be useful and would not serve to conclude about historical trends and evolutions. According to this scenario and considering that the information of revenue by product is not maintained on a consolidated basis and the cost to obtain the revenue per product would be excessive comparing to the benefits of the information, the Company does not present the revenue by product.

NOTE 26 — INSURANCE

The subsidiaries have insurance coverage determined based on specialists’ advice, taking into consideration the nature and the level of risk, in amounts that cover significant losses on their assets and/or liabilities. The main types of insurance are as follows:

Type	Scope	2011	2010
Equity	Inventories and property, plant and equipment items are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	30,682,963	24,170,655
Business Interruption	Net income plus fixed expenses	7,706,275	5,370,143
Civil Liability	Industrial operations	231,922	206,672

NOTE 27 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company used the discounted cash flow method, taking as basis, financial and economic projections to each segment. The projections were updated taken into consideration observed changes in the economic scenario to the market where the Company performs its business, as well as premises of expected results and historical profitability to each segment.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

27.1 Goodwill impairment test

The goodwill impairment test allocated to the operating segments is performed annually in December or whenever changes in events or circumstances indicate that the goodwill may be impaired.

The Company has four operating segments, which represent the lowest level in which the goodwill is monitored by the Company. The composition of goodwill by segment is presented in Note 11.

In December 2011, the Company performed an impairment test for the goodwill on the segments and it was not identified impairment loss for the year.

The projection period for the December 2011 cash flows was five years. The premises used to determine the fair value through the discounted cash flow method include: projected cash flow based in the Management estimates to the future cash flows, discount rates and growth rates to the perpetuity determination. Moreover, the perpetuity was calculated considering the stabilization of the operational margins, levels of working capital and investments. The perpetuity growth rate considered was 3% p.a. to the Brazil, Latin America, Special Steels and North America segment.

The discount rates used were determined taking into consideration market information available on the test date. The Company adopted distinct rates to each business segment tested with the objective of demonstrate the differences among the markets in which each segment operate, as well as risk associated to them. The discount rates used were 9.0% p.a. to the North America segment (11.25% in December, 2010), 10.5% p.a. to the Special Steel segment (12.5% in December, 2010), 10.75% p.a. to Latin America segment (12.75% in December, 2010) and 11.0% p.a. to the Brazil segment (13.0% in December, 2010).

Considering the recoverable amount identified through the discounted cash flows, the recoverable amount exceeded the book value in R$ 9,849.8 million to the North America segment (R$ 2,126.7 million in December 2010), R$ 4,295.6 million to the Special Steel segment (R$ 2,738.7 million in December 2010), R$ 1,977.1 million to the Latin America segment (R$ 113.3 million in December 2010), and R$ 7,430.0 million to the Brazil segment (R$ 4,877.7 million in December 2010).

Due to the cash flow potential impact of discount rate and perpetuity growth rate variables, the Company performed a sensitive analysis of changes in these variables. A 0.5% increase in the discount rate to the cash flow of each segment would result in recoverable amounts that would exceed the book value in R$ 8,227.3 million to the North America segment (R$ 1,378.5 million in December 2010), R$ 3,672.8 million to the Special Steel segment (R$ 2,293.2 million in December 2010), R$ 6,032.6 million to the Brazil segment (R$ 3,659.1 million in December 2010) and R$ 1,502.5 million for Latin America segment (recoverable amount lower than the book value in R$ 182.8 million in December 2010).

On the other hand, a 0.5% decrease in the perpetuity growth rate in the discounted cash flow to each segment would result in recoverable amounts that would exceed the book value in R$ 8,636.2 million to the North America segment (R$ 1,646.3 million in December 2010), R$ 3,866.0 million to the Special Steel segment (R$ 2,444.2 million in December 2010), R$ 6,467.8 million to the Brazil segment (R$ 4,072.9 million in December 2010) and R$ 1,645.1 million for Latin America segment (recoverable amount lower than the book value in R$ 74.9 million in December 2010).

It is important to mention that events or significant changes in the panorama may result in relevant impairment of goodwill. As main risks, an eventual deterioration in the steel market, relevant downturn in the automotive and civil construction sectors, stoppage of industrial units of the Company and relevant changes in the economy or financial market that result in increase in the risk perception or reduction in the liquidity and refinancing capacity.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

27.2 Other long-lived assets Impairment test

In the fourth quarter of 2010, due to the interruption of activities in one of the plants and mainly due to the lack of expectation to restart the operations on this unit, the tests identified impairment on Special Steel plant in the amount of R$ 68,008.

In addition, in the fourth quarter of 2010, the Company also in the special steel segment reversed Impairment due to restart the production process in one unit, which had impairment losses recognized in 2009, totaling R$ 218,391. The recoverable amount on fixed assets was defined based on present value, with a discount rate used on impairment test of 12.5% (13.30% in December 2009), in a total of R$ 188,163. The losses and the reversal of recognized losses on fixed assets were recognized in the account “Reversal of impairment (impairment) of assets” in the consolidated income statements.

In the fourth quarter of 2010, also in the Special Steel segment, the Company reversed impairment losses for other intangible assets, due to the reestablishment of the customer relationships value because of the resumption of automotive industry demand, which suffered impairment recognized in 2009, in a total of R$ 304,425. The impairment tests for other intangible assets identified the need to reverse this impairment in a total of R$ 216,191, which is based on the recovery of their customer portfolio, related to the automotive industry. The other intangible assets recoverable amount is their value in use and the discount rate used on the impairment test for 2010 was 12.50% (13.3% in December 2009). The losses and the reversal of recognized losses on other intangible assets were recognized in the account “Reversal of impairment (impairment) of assets” in the consolidated income statements.

In December 2011, the Company has not identified impairment loss for other long-lived assets for the year.

Despite the circumstances considered in the test indicates an improvement in the economic and steel context, futures uncertainty in the market remain. Therefore, the Company believes that the scenarios used in the impairment test, performed in December are the best estimate for the results and future cash generation for each segment. The Company will continue to monitor the results in 2012, which will indicate the reasonableness of future projections utilized.

NOTE 28 — EXPENSES BY NATURE

The Company opted to present its Consolidated Income Statement by function. As required by IFRS, the Consolidated Statement of Income by nature of expenses is as follows:

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

	2011	2010	2009
Depreciation and amortization	(1,771,881)	(1,893,074)	(1,745,319)
Expenses with personnel	(4,736,613)	(4,221,780)	(3,614,853)
Raw material and consumption material	(21,945,792)	(18,246,980)	(15,518,869)
Freight	(1,843,952)	(1,560,456)	(1,183,220)
Reversal (impairment) of assets	—	336,346	(1,072,190)
Restructuring costs	—	—	(150,707)
Others expenses	(2,292,196)	(2,202,167)	(2,299,048)
	(32,590,434)	(27,788,111)	(25,584,206)

Classified as:
Cost of sales	(30,298,232)	(25,873,476)	(22,305,550)
Selling expenses	(603,747)	(551,547)	(429,612)
General and administrative expenses	(1,797,937)	(1,805,914)	(1,714,494)
Reversal (impairment) of assets	—	336,346	(1,072,190)
Restructuring costs	—	—	(150,707)
Other operating income	195,015	207,320	190,157
Other operating expenses	(85,533)	(100,840)	(101,810)
	(32,590,434)	(27,788,111)	(25,584,206)

NOTE 29 — FINANCIAL INCOME

	2011	2010	2009

Income from short-term investments	265,766	174,622	254,292
Interest income and other financial incomes	190,036	120,941	181,944
Financial Income	455,802	295,563	436,236

Interest on the debt	(828,105)	(919,594)	(992,693)
Monetary variation and other financial expenses	(142,352)	(178,039)	(293,675)
Financial Expenses	(970,457)	(1,097,633)	(1,286,368)

Exchange Variation, net	51,757	104,364	1,060,883
The gains and losses on financial instruments, net	(65,438)	12,392	(26,178)

Financial result, net	(528,336)	(685,314)	184,573

NOTE 30 — SUBSEQUENT EVENTS

On January 11, 2012, the Board of Directors authorized the Company to acquire shares of its own issuance in order to attend the Long-Term Incentive Plan. The acquisitions were made from January 12, 2012, with a maximum term until January 20, 2012, using resources supported by retained earnings, respecting the limit of 2,693,000 preferred shares, being 1,393,000 in the form of American Depositary Receipts - ADRs. The shares acquisition was concluded with 2,693,000 preferred shares acquired, including 1,393,000 in the form of ADR’s, in a total amount of R$ 44,932.

GERDAU S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended December 31, 2011, 2010 and 2009

(in thousands of Brazilian reais — R$, unless otherwise stated)

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